Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

VENTAS, INC.

VTRP MERGER SUB, LLC

AND

PROVIDENT SENIOR LIVING TRUST

DATED AS OF APRIL 12, 2005

(i)

TABLE OF CONTENTS

(Continued)

(ii)

TABLE OF CONTENTS

(Continued)

EXHIBITS

Exhibit A – Delaware Certificate of Merger
Exhibit B – Maryland Certificate of Merger
Exhibit C – Form of OP Agreement
Exhibit D – Terms of Transition Services Agreement
Exhibit E – Form of Registration Rights Agreement
Exhibit F – Form of Sidley Austin Brown & Wood LLP REIT Opinion
Exhibit G – Form of Willkie Farr & Gallagher LLP REIT Opinion

(iii)

INDEX OF DEFINED TERMS

Defined Term	Section
Acquisition Proposal	6.6
Adverse Recommendation	9.1
Affiliate	3.12
Agreement	Preamble
AHC	3.15
AHC SPA	3.18
AHC Tax Matters Agreement	3.15
Board	3.5
Bond Documents	3.24
Bond Properties	3.24
Bonds	3.24
Business Day	1.2
Certificate	2.1
Certificate of Merger	Recitals
Class D Amendment	2.2
Closing	1.2
Closing Date	1.2
Code	2.3
Commitment	5.1
Company	Preamble
Company Affiliate Letter	6.8
Company Audited Financials	3.7
Company Common Stock	2.1
Company Disclosure Letter	3.2
Company Environmental Reports	3.11
Company Financial Adviser	3.25
Company Financial Adviser Fee	3.25
Company LP Units	3.3
Company Intellectual Property	3.20
Company Leased Properties	3.10
Company Material Adverse Effect	3.1
Company OP	Recitals
Company Organizational Documents	3.1
Company Owned Properties	3.10
Company Permit	3.6
Company Properties	3.10
Company S-11	3.7
Company Shareholder Approval	3.5
Company Shareholders Meeting	3.27
Company Subsidiaries	3.2
Company Tenant	3.10
Company Title Insurance Policy	3.10

(iv)

INDEX OF DEFINED TERMS

(Continued)

Defined Term	Section
Confidentiality Agreement	5.3
Constituent Entities	1.1
Contract	3.18
Deemed Parent Material Adverse Effect	9.1
Declaration	3.1
Defensive Measures	3.5
Delaware Certificate of Merger	Recitals
DLLCA	1.1
Effective Time	1.3
Employee Plan	3.13
Employment Agreements	4.22
Entity Law	1.1
Environmental Laws	3.11
ERISA	3.13
ERISA Affiliate	3.13
Exchange Act	3.22
Exchange Agent	2.3
Exchange Fund	2.3
Exchange Ratio	2.1
FBA	3.15
FBA SPA	3.18
FBA Tax Matters Agreement	3.15
Financial Statement Date	3.7
GAAP	3.7
Governmental Agency	3.6
Group Member	3.13
Hazardous Substances	3.11
HMO	3.10
Indebtedness	3.18
Indemnified Parties	8.2
Insurance Policies	3.21
Intellectual Property	3.20
IRS	3.13
Knowledge	10.10
Lease	3.18
Legal Requirement	3.6
Liability	3.7
Liens	3.2
LTIP	Recitals
LTIP Units	Recitals
Maryland Certificate of Merger	Recitals
Material Contract	3.18
Maximum Termination Fee	9.3

(v)

INDEX OF DEFINED TERMS

(Continued)

Defined Term	Section
Medicaid	3.10
Medicare	3.10
Merger	Recitals
Merger Consideration	2.1
Merger Sub	Preamble
Microbial Matter	3.11
Multiemployer Plan	3.13
NewCo	6.10
NYSE	2.3
OP Agreement	Recitals
OP Consideration	2.2
OP Contribution	2.2
Order	3.9
Parent	Preamble
Parent Class A Units	4.4
Parent Common Stock	2.1
Parent Expense Reimbursement	9.3
Parent Material Adverse Effect	4.1
Parent OP	2.2
Parent OP Units	2.2
Parent Organizational Documents	4.1
Parent Permit	4.6
Parent SEC Documents	4.7
Parent Subsidiaries	4.3
Pension Plan	3.13
Permitted Liens	3.10
Person	3.2
PPO	3.10
Property Condition Reports	3.10
Property Lease	3.10
Property Restrictions	3.10
Property Section	3.10
Provider Agreements	3.10
Proxy Statement/Prospectus	6.1
Qualifying Income	9.3
Registration Rights Agreement	6.11
Regulation S-X	3.2
REIT	3.15
REIT Requirements	9.3
Representatives	5.3
Rule 145	6.8
S-4 Registration Statement	6.1
SEC	3.7

(vi)

INDEX OF DEFINED TERMS

(Continued)

Defined Term	Section
Securities Act	3.2
Subsidiary	3.2
Subtitle 2	3.5
Superior Acquisition Proposal	6.6
Surviving Entity	1.1
Tax Returns	3.15
Tax Matters Agreements	3.15
Tax Protection Agreements	3.15
Taxes	3.15
Tenant Deliveries	3.10
Tenant Permits	3.10
Termination Date	9.1
Termination Fee	9.3
Termination Fee Tax Opinion	9.3
Title 8	1.1
Title IV Plan	3.13
Transfer	6.6
Transfer and Gains Taxes	6.7
Transition Services Agreement	6.10
Welfare Plan	3.13

(vii)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of April 11, 2005 by and among VENTAS, INC., a Delaware corporation (“Parent”), VTRP MERGER SUB, LLC, a Delaware limited liability company and a subsidiary of Parent (“Merger Sub”), and PROVIDENT SENIOR LIVING TRUST, a Maryland real estate investment trust (the “Company”).

R E C I T A L S:

WHEREAS, the board of directors of Parent and the board of trustees of the Company deem it advisable and in the best interests of their respective equityholders for Parent and the Company to combine their businesses by the merger of the Company with and into Merger Sub on the terms and subject to the conditions set forth in this Agreement (the “Merger”);

WHEREAS, immediately prior to the Merger, Merger Sub and the Company shall execute a Certificate of Merger in substantially the form attached hereto as Exhibit A (the “Delaware Certificate of Merger”) and shall file such certificate in accordance with Delaware law to effectuate the Merger;

WHEREAS, immediately prior to the Merger, Merger Sub and the Company shall execute Articles of Merger in substantially the form attached hereto as Exhibit B (the “Maryland Certificate of Merger” and, together with the Delaware Certificate of Merger, the “Certificate of Merger”) and shall file such articles in accordance with Maryland law to effectuate the Merger;

WHEREAS all the holders of an aggregate of 430,250 common units of limited partner interests (together with any units issued after the date hereof in accordance with Section 2.2(c), the “LTIP Units”) in PSLT OP, L.P., a Delaware limited partnership (“Company OP”), issued pursuant to the Company’s long term incentive plan (the “LTIP”) have entered into an agreement with Parent in the form attached hereto as Exhibit C (each, an “OP Agreement”), pursuant to which such holders have agreed to contribute their LTIP Units to Parent OP (as defined below) in exchange for the OP Consideration (as defined below) in accordance with Section 2.2; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties and agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I.

THE MERGER

Section 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware Limited Liability Company Act (the “DLLCA”) and Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland (“Title 8” and, together with the DLLCA, “Entity Law”), at the Effective Time, the Company shall be merged with and into Merger Sub, with Merger Sub as the surviving entity (the “Surviving Entity”) and a wholly-owned subsidiary of Parent. Merger Sub and the Company are collectively referred to as the “Constituent Entities.” If immediately prior to the Closing Date the cash component of the Merger Consideration (as defined below) is 55% or more of the Merger Consideration (determined by taking into account the value as of the day immediately prior to the Closing Date (as defined below) of the shares of Parent Common Stock (as defined below) to be issued in the Merger), then, at the sole election of Parent, the Merger shall for purposes of this Agreement be a merger of Merger Sub with and into the Company with the Company as the Surviving Entity.

Section 1.2. Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Eastern Time, on the first Business Day after satisfaction or waiver of all the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing), unless another time and date are agreed to in writing by the parties hereto (the “Closing Date”). The Closing shall take place at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019, unless another place is agreed to in writing by the parties hereto. “Business Day” shall mean any day, other than a Saturday, Sunday or other day on which banks are required or permitted to close in the City and State of New York.

Section 1.3. Effective Time. As soon as practicable following the satisfaction or waiver of the conditions set forth in Article VII, Merger Sub and the Company shall file the Certificate of Merger in accordance with Entity Law, and shall make any other filings and recordings required under Entity Law. The Merger shall become effective (the “Effective Time”) on the Closing Date at such time as the Certificate of Merger is accepted for record in accordance with Entity Law (or at such later date and time as may be specified in the Certificate of Merger). The Merger shall have the effects specified in this Agreement, the Certificate of Merger and the applicable provisions of Entity Law. Without limiting the generality of the foregoing and subject to the terms of this Agreement, at the Effective Time, all the respective properties, rights, privileges, powers and franchises of the Constituent Entities shall vest in the Surviving Entity, and all debts, liabilities and duties of the Constituent Entities shall become the debts, liabilities and duties of the Surviving Entity. At the Effective Time, Parent shall cause Parent OP to issue the OP Consideration as provided in Section 2.2.

Section 1.4. Constituent Documents. The constituent documents of Merger Sub in effect at the Effective Time shall be the constituent documents of the Surviving Entity.

Section 1.5. Officers and Managers.

(a) The officers of Merger Sub at the Effective Time shall become the initial officers of the Surviving Entity as of the Effective Time, to hold office in accordance with the constituent documents of the Surviving Entity until their successors are duly appointed and qualified or until their earlier death, resignation or removal.

(b) The managers of Merger Sub at the Effective Time shall become the initial managers of the Surviving Entity as of the Effective Time, to hold office in accordance with the constituent documents of the Surviving Entity until their successors are duly elected and qualified or until their earlier death, resignation or removal.

Section 1.6. Status of Merger Sub. At the option of Parent, Merger Sub may be a limited liability company that is owned by Parent or one or more subsidiaries of Parent, so long as (i) Merger Sub is a “disregarded entity” within the meaning of Treasury Regulation Section 1.368-2T(b)(1)(i)(A) not treated as separate from Parent, or (ii) Merger Sub is a “disregarded entity” within the meaning of Treasury Regulation Section 1.368-2T(b)(1)(i)(A) not treated as separate from a corporation under the “control” of Parent (within the meaning of Section 368(c) of the Code (as defined below)).

ARTICLE II.

MERGER CONSIDERATION;

CONVERSION OF SHARES;

OP CONSIDERATION

Section 2.1. Effect of Merger on Equity. At the Effective Time by virtue of the Merger and without any action on the part of the Constituent Entities or the holders of any limited liability company interests or shares of beneficial interest of the Constituent Entities:

(a) Membership Interests of Merger Sub. The membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued, outstanding and unchanged as validly issued membership interests of the Surviving Entity after the Effective Time.

(b) Treatment of Certain Company Common Stock. Each common share of beneficial interest in the Company, $.001 par value per share (the “Company Common Stock”), if any, that is owned by the Company as treasury stock, by any Company Subsidiary (as defined below) or by Parent shall be canceled and retired and shall cease to exist and no consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.1(b)) shall be converted into the right to receive (i) 0.4951 shares of common stock, $.25 par value per share, of Parent (“Parent Common Stock”) and (ii) an amount in cash equal to $7.81, without interest.

The consideration in clauses (i) and (ii) above and any cash payable in lieu of fractional shares of Parent Common Stock pursuant to Section 2.3(h) are referred to collectively as the “Merger Consideration.” Except for the issuance of up to an additional 331,250 LTIP Units in accordance with Section 2.2(c) or shares of Company Common Stock upon conversion of LTIP Units, the Company shall not, and shall cause Company OP not to, issue any additional shares of Company Common Stock, Company LP Units or LTIP Units, or options or other rights to acquire shares of Company Common Stock, Company LP Units or LTIP Units, or securities convertible into or exchangeable for, shares of Company Common Stock, Company LP Units or LTIP Units.

(d) Termination of Rights of Company Common Stock. As of the Effective Time all shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such Certificate in accordance with Section 2.4, without interest. After the Effective Time, all Certificates presented to the Surviving Entity or the Exchange Agent shall be canceled and exchanged as provided in this Article II.

(e) Stock Splits, Etc. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the outstanding Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, then the Merger Consideration issuable or payable to the holders of Company Common Stock shall be adjusted accordingly, without duplication, to provide the holders of Company Common Stock the same economic consideration as contemplated by this Agreement prior to such event.

Section 2.2. Operating Partnership Contribution.

(a) Exchange of LTIP Units. Each holder of a LTIP Unit issued and outstanding immediately prior to the Effective Time shall have the right (the “OP Contribution”) to contribute each LTIP Unit held by such holder immediately prior to the Effective Time to ELDERTRUST OPERATING LIMITED PARTNERSHIP, a Delaware limited partnership (“Parent OP”), in exchange for 0.8022 units of a new class of limited partnership interest in Parent OP (a “Parent OP Unit”) to be created by Parent OP prior to the Effective Time having the terms set forth in such holder’s OP Agreement (the “OP Consideration”) pursuant to and in accordance with this Agreement and such holder’s OP Agreement.

(b) Unit Splits, Etc. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the outstanding Parent OP Units, Parent Common Stock or LTIP Units shall have been changed into a different number of shares or units or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or units or readjustment, the OP Consideration issuable to the holders of LTIP Units shall be adjusted accordingly, without duplication, to provide the holders of LTIP Units the same economic consideration as contemplated by this Agreement prior to such event.

(c) Parent OP and Company OP Action. Parent and the Company shall take, and shall cause Parent OP and Company OP to take, all action necessary in order for the holders of any vested or unvested LTIP Units to participate in the OP Contribution and to exchange all of their LTIP Units (whether vested or unvested) for the OP Consideration, including executing an amendment to the Parent OP limited partnership agreement creating the OP Consideration with the specific terms set forth in the OP Agreements in a form mutually satisfactory to Parent and the Company (the “Class D Amendment”). The parties hereto agree that the Company and Company OP may issue to its officers and employees up to an additional 331,250 LTIP Units prior to the Effective Time which units shall be converted into shares of Company Common Stock immediately prior to the Effective Time. Parent shall cause Parent OP to take all necessary action to reflect on its books and records the issuance of the OP Consideration to each holder of an LTIP Unit who elects to receive OP Consideration.

(d) Delivery of Proxy Statement/Prospectus. Parent and the Company shall mail the Proxy Statement/Prospectus (as defined below) to each holder of a LTIP Unit at the same time that the Proxy Statement/Prospectus is mailed to the holders of Company Common Stock.

Section 2.3. Exchange of Company Common Stock.

(a) Exchange Agent. Prior to the Effective Time, Parent shall select U.S. Bank National Association or another bank or trust company reasonably acceptable to the Company to act as exchange and paying agent (the “Exchange Agent”) for the payment of the Merger Consideration. At or prior to the Effective Time, Parent shall deliver to the Exchange Agent certificates representing Parent Common Stock and cash sufficient to pay the Merger Consideration pursuant to this Article II (such Parent Common Stock and cash being hereinafter referred to as the “Exchange Fund”), it being understood that any and all interest earned on funds made available to the Exchange Agent pursuant to this Agreement shall be for the account of and paid to Parent.

(b) Exchange Procedures for Holders of Company Common Stock.

(i) Each holder of an outstanding Certificate or Certificates who has surrendered such Certificate or Certificates to the Exchange Agent will, upon acceptance thereof by the Exchange Agent, be entitled to receive (x) a certificate or certificates representing the number of whole shares of Parent Common Stock into which the aggregate number of shares of Company Common Stock previously represented by such Certificate or Certificates surrendered shall have been converted pursuant to this Agreement, (y) the amount of cash into which the aggregate number of shares of Company Common Stock previously represented by such Certificate or Certificates surrendered shall have been converted pursuant to this Agreement and (z) the right to receive any other distribution paid with respect to shares of Company Common Stock prior to the Effective Time, in each case without interest. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Each outstanding Certificate that prior to the Effective Time represented Company Common Stock and which is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent, be deemed to evidence the right to receive the Merger Consideration into which such Company Common Stock shall have been converted. After the Effective Time, there shall be no further transfer on the records of the Company or the Surviving Entity of Certificates representing shares of Company Common Stock and if such Certificates are presented to the Company for transfer, they shall be canceled against delivery of the Merger Consideration. No dividends on Parent Common Stock that have been declared with a record date after the Effective Time will be remitted to any holder of Company Common Stock entitled to receive Parent Common Stock under this Agreement until such holder surrenders the Certificate or Certificates representing Company Common Stock, at which time such dividends shall be remitted to such holder, without interest.

(ii) Appropriate transmittal materials in a form satisfactory to Parent and the Company (including a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to such Certificate shall pass, only upon delivery of such Certificate to the Exchange Agent) and certain tax forms related to tax withholding shall be mailed as soon as practicable after the Effective Time to each holder of Company Common Stock. Parent shall not be obligated to deliver cash and/or a certificate or certificates representing Parent Common Stock to which a holder of Company Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates representing the shares of Company Common Stock for exchange as provided in this Section 2.3, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond as may be reasonably required by Parent or the Exchange Agent. If any certificates evidencing Parent Common Stock are to be issued in a name other than that in which the Certificate evidencing Company Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer and that the Person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a certificate for Parent Common Stock in any name other than that of the registered holder of the Certificate surrendered, or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(c) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof determined in accordance with this Article II; provided, however, that Parent or the Exchange Agent may require the delivery of a reasonable indemnity or bond against any claim that may be made against the Surviving Entity with respect to such Certificate or ownership thereof.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for six months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for the Merger Consideration; provided, however, that Parent may cause the Surviving Entity to pay any such claim for the cash portion of the Merger Consideration.

(e) No Liability. None of Parent, Merger Sub, the Company or the Exchange Agent shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to six years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Agency (as defined below)), any such cash in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Entity, free and clear of all claims or interest of any person previously entitled thereto.

(f) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis in overnight bank deposits, bankers’ acceptances or other deposits available for withdrawal on demand at any commercial bank that is a member of the Federal Reserve System having combined capital and surplus of not less than $500 million. Any interest and other income resulting from such investments shall be paid to Parent.

(g) Withholding Rights. Parent, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Stock or LTIP Units pursuant to this Agreement such amounts as Parent, the Surviving Entity or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Entity or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock or LTIP Units in respect of which such deduction and withholding was made by Parent, the Surviving Entity or the Exchange Agent.

(h) No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for a fractional share of Parent Common Stock shall be issued in the Merger. Each holder of Company Common Stock who otherwise would have been entitled to a fraction of a share of Parent Common Stock (after taking into account all Company Common Stock delivered by such holder) shall receive in lieu thereof cash (without interest) in an amount determined by multiplying (1) the fractional share interest to which such holder would otherwise be entitled by (2) the average per share closing price of Parent Common Stock as reported on the New York Stock Exchange (the “NYSE”) Composite Transactions reporting system (as published in The Wall Street Journal or, if not published therein, in another authoritative source mutually selected by the Company and Parent) for the 10 trading days ending two days prior to the Closing Date. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share other than as provided in the preceding sentence.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1. Organization, Standing and Power of the Company.

(a) The Company is a real estate investment trust duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite trust power and authority to carry on its business as it is now being conducted.

(b) The Company is duly qualified to do business as a foreign trust and is in good standing as a foreign trust in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (as defined below).

(c) As used in this Agreement, a “Company Material Adverse Effect” shall mean any event, circumstance or development (i) that has or is reasonably likely to have a material adverse effect on the business, properties, assets, condition (financial or otherwise), results of operations, cash flow, liabilities or operations of the Company and the Company Subsidiaries (as defined below), taken as a whole, or (ii) that prevents or materially adversely affects the ability of the Company to perform its obligations hereunder or consummate the Merger; excluding, however, any adverse effect arising from (x) changes in (A) prevailing national or regional financial or economic conditions in the United States, including in capital or financial markets and prevailing interest rates or interest rate spreads, but only to the extent such changes have a comparable effect on the Company and the Company Subsidiaries as on other companies in the Company’s industry generally, (B) Legal Requirements or (C) GAAP (as defined below), (y) the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices, or upon any military installation, equipment or personnel of the United States, or (z) the announcement or pendency of the Merger and the other transactions contemplated by this Agreement including any expenses incurred in connection herewith.

(d) The Company has delivered or made available to Parent complete and correct copies of its Amended and Restated Declaration of Trust (including all Articles supplementary thereto) (the “Declaration”) and Bylaws (together with the Declaration, the “Company Organizational Documents”).

Section 3.2. The Company Subsidiaries.

(a) Section 3.2(a) of the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) sets forth (i) each Subsidiary (as defined below) of the Company (the “Company Subsidiaries”), (ii) the legal form of each Company Subsidiary, including the state of formation, (iii) each jurisdiction in which each Company Subsidiary is qualified to do business as a foreign corporation, limited liability company or partnership, as applicable, (iv) each assumed name, if any, under which each Company Subsidiary conducts business in any jurisdiction and (v) the ownership interest therein of the Company, if not directly or indirectly wholly-owned by the Company, and the identity and the class and number of ownership interest of other owners of such Company Subsidiary. Except as set forth on Section 3.2(a) of the Company Disclosure Letter, each Company Subsidiary is wholly owned, directly or indirectly, by the Company. As used in this Agreement: “Subsidiary” of any Person means (x) any corporation, partnership, limited liability company, joint venture or other legal entity of which such Person (either directly or through or together with another Subsidiary of such Person) either (A) owns capital stock or other equity interests having ordinary voting power to elect a majority of the board of directors (or equivalent) of such Person, (B) controls the management of which, directly or indirectly, through one or more intermediaries, or (C) directly or indirectly through Subsidiaries owns more than 50% of the equity interests, and (y) any “subsidiary” as such term is defined in Section 1-02(x) of Regulation S-X (“Regulation S-X”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”); and “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or any other entity, including any Governmental Agency (as defined below).

(b) Except as set forth on Section 3.2(b)of the Company Disclosure Letter, (i) all of the outstanding shares of capital stock of each Company Subsidiary that is a corporation have been validly issued and are (A) fully paid and nonassessable, (B) owned by the Company or by another Company Subsidiary, and (C) owned free and clear of any charge, claim, lien, option, pledge, security interest, mortgage, deed of trust, deed to secure debt, right of first refusal, or other encumbrance or restriction of any kind (collectively, “Liens”), and (ii) all equity interests in each Company Subsidiary that is a partnership, joint venture, limited liability company or trust have been validly issued and are (A) except as set forth on Section 3.2(a) of the Company Disclosure Letter, owned by the Company or by another Company Subsidiary and (B) owned free and clear of any Lien. Each Company Subsidiary is duly organized and validly existing under the laws of its jurisdiction of organization and has the requisite corporate, limited liability company or partnership power and authority to carry on its business as now being conducted. Each Company Subsidiary is duly qualified to do business as a foreign corporation, limited liability company or partnership and, except as set forth in Section 3.2(b) of the Company Disclosure Letter, is in good standing as such in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Complete and correct copies of the Articles of Incorporation, By-Laws, partnership agreements, joint venture agreements and operating agreements or similar organizational documents of each Company Subsidiary, as amended to the date hereof, have been previously delivered or made available to Parent.

Section 3.3. Capital Structure.

(a) As of the date hereof, the authorized shares of beneficial interest of the Company consist of 250,000,000 shares of Company Common Stock, of which 29,266,667 shares are issued and outstanding, and 100,000,000 preferred shares of beneficial interest, $.001 par value per share, of which none are issued and outstanding. On the date hereof, except as set forth in this Section 3.3 or Section 3.3(a) of the Company Disclosure Letter, no shares of Company Common Stock or other voting or equity securities of the Company are issued, reserved for issuance or outstanding.

(b) All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company, or assets of any other entities, exchangeable into Company Common Stock or having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Company shareholders may vote.

(c) Except for 761,500 LTIP Units issued under the LTIP (including up to an additional 331,250 LTIP Units that the Company may issue prior to the Effective Time), the grantee and number of LTIP Units of which are listed on Section 3.3(c) of the Company Disclosure Letter, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind (including distribution equivalent rights or phantom or other share awards) to which the Company or any Company Subsidiary is a party or by which such entity is bound, obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of beneficial interest, capital stock, voting securities, partnership interests or other ownership interests or awards in respect of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking.

(d) All dividends or distributions on the Company Common Stock which have been authorized or declared prior to the date hereof have been paid in full, other than the Company’s 2005 first quarter dividend which shall be paid prior to the Effective Time.

(e) As of the date hereof, the issued and outstanding partnership interests of Company OP consist of (A) 292,667 common units of general partner interest in Company OP, (B) 28,974,000 common units of limited partner interest in Company OP (the “Company LP Units”) and (C) 430,250 LTIP Units, all of which are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and any capital contributions required to be made by the holders thereof have been made. The Company is the sole member of PSLT GP, LLC, a Delaware limited liability company, which is the sole general partner of Company OP and, as of the date hereof, holds all of the Company LP Units. Each LTIP Unit may, under certain circumstances and subject to certain conditions set forth in Company OP’s partnership agreement, be converted into Company Common Stock on a one-for-one basis. As of the date hereof, no notice has been received by the Company or Company OP of the exercise of any of the rights set forth in this Section 3.3(e).

Section 3.4. Other Interests. Except for the Company Subsidiaries, neither the Company nor any Company Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any Person (other than investments in short-term investment securities and Subsidiaries).

Section 3.5. Authority; Board Action.

(a) The Company has the requisite trust power and authority to enter into this Agreement and, subject to the affirmative vote of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon to approve the Merger (the “Company Shareholder Approval”), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of the Company, subject to the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding therefor may be brought.

(b) The board of trustees (the “Board”) of the Company (at a meeting duly called and held) has by the unanimous vote of all trustees present: (i) determined that the Merger is advisable and fair and in the best interests of the Company and the Company’s shareholders, (ii) approved the Merger in accordance with the provisions of Section 8-501.1(d) of Title 8, (iii) recommended the approval of the Merger by the holders of Company Common Stock, (iv) directed that the Merger be submitted for consideration by the Company’s shareholders at the Company Shareholders Meeting even if the Board later withdraws its recommendation, as authorized by Section 8-501.1(f) of Title 8, and (v) taken all necessary steps (if any are required) to render the following (the “Defensive Measures”) inapplicable to the Merger and the transactions contemplated by this Agreement: (A) the Maryland Business Combination Act, the Maryland Control Share Acquisition Act, and Subtitle 8 of Title 3 of the Corporations and Associations Article of the Annotated Code of Maryland; (B) any appraisal rights under Subtitle 2 of Title 3 of the Corporations and Associations Article of the Annotated Code of Maryland (“Subtitle 2”); and (C) except for the reverse merger transaction contemplated by Section 1.1 hereto, any ownership limit in the Company Organizational Documents.

(c) After giving effect to the action of the Board, no Defensive Measure is applicable to the Merger or the transactions contemplated by this Agreement. No other “fair price,” “moratorium,” “control share acquisition” or any other anti-takeover statute or similar statute enacted under the state or federal laws of the United States is, to the Knowledge of the Company, applicable to the Merger or the transactions contemplated by this Agreement.

Section 3.6. No Conflict or Violation; Consents.

(a) Except (i) as disclosed on Section 3.6(a) of the Company Disclosure Letter and (ii) for (A) the filing and acceptance for record of the Certificate of Merger as required by applicable Entity Law and (B) such filings and payments of such amounts as may be required in connection with the payment of any transfer and gains taxes, and assuming the Company Shareholder Approval is duly and timely obtained, neither the execution and delivery of this Agreement by the Company nor the consummation or performance by the Company of any of the transactions contemplated hereby will, directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with, or result in a violation of any provision of the Company Organizational Documents or the comparable charter or organizational documents of any Company Subsidiary;

(ii) assuming the consents, approvals, orders, authorizations, registrations, declarations, filings or permits referred to in Section 3.6(b) are duly and timely made or obtained, contravene, conflict with or result in a violation of any constitution, law, rule, ordinance, permit, principle of common law, regulation, statute, treaty, judgment, decree or order (“Legal Requirement”) of (A) any federal, state, county, local or municipal government or administrative agency or political subdivision thereof, (B) any governmental agency, authority, board, bureau, commission, department or instrumentality, (C) any court or administrative tribunal, (D) any non-governmental agency, tribunal or entity that is vested by a governmental agency with applicable jurisdiction, or (E) any arbitration tribunal or other non-governmental authority with applicable jurisdiction (each entity in clauses (A)-(E), a “Governmental Agency”);

(iii) assuming the consents, approvals, orders, authorizations, registrations, declarations, filings or permits referred to in Section 3.6(b) are duly and timely made or obtained, contravene, conflict with, result in a violation of, or give any Governmental Agency the right to revoke, withdraw, suspend, cancel, terminate or modify, any permit, approval, consent, authorization, license, variance, or permission required by a Governmental Agency under any Legal Requirement with respect to the Company, any Company Subsidiary, or any of their respective operations or assets, including certificates of occupancy and certificates of need, if any, for the Company Properties (as defined below) (a “Company Permit”);

(iv) cause the Company, Parent or Merger Sub to become subject to, or to become liable for the payment of, any Tax (as defined below);

(v) cause any of the assets owned by the Company or any Company Subsidiary to be reassessed or revalued by any taxing authority or other Governmental Agency, except as provided by applicable Legal Requirements;

(vi) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Material Contract (as defined below) of the Company or any Company Subsidiary; or

(vii) result in the imposition or creation of any Lien (other than a Permitted Lien (as defined below)) upon or with respect to any of the assets owned or used by the Company or any Company Subsidiary;

except as to clauses (ii), (iii), (iv), (v) and (vi) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Except (i) as disclosed on Section 3.6(b) of the Company Disclosure Letter and (ii) for (A) the filing and acceptance for record of the Certificate of Merger as required by applicable Entity Law, (B) such filings and payments of such amounts as may be required in connection with the payment of any transfer and gains taxes and (C) the Company Shareholder Approval, no consent, approval, order or authorization of, or registration, declaration, filing with, notice to, or permit from, any Governmental Agency or any other Person, is required by or on behalf of the Company or any of the Company Subsidiaries in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereby, other than such consents, approvals, orders, authorizations, registrations, declarations, filings, notices or permits that the failure to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.7. SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Neither the Company nor any Company Subsidiary is required to file any reports or other documents with the U.S. Securities and Exchange Commission (the “SEC”).

(b) The Company has filed Amendment No. 4 to the Registration Statement on Form S-11 (the “Company S-11”) with the SEC. As of its filing date, the Company S-11: (i) complied in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC thereunder applicable thereto; and (ii) did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein not misleading.

(c) The consolidated financial statements of the Company included in the Company S-11 complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP and the applicable rules and regulations of the SEC, the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). The pro forma financial statements included in the Company S-11 comply with the requirements of Regulation S-X and the assumptions used in the preparation of the pro forma financial statements included in the Company S-11 are reasonable and the pro forma adjustments used therein are appropriate to give effect to the transactions or circumstances described therein and have been properly applied to the historical amounts in the compilation of those statements. The Company has delivered or made available to Parent complete and correct copies of (i) all management representation letters delivered by the Company or its management to the Company’s auditors in connection with the audit of the Company’s 2004 financial statements and (ii) all correspondence with the SEC.

(d) The Company has no Company Subsidiaries that are not consolidated for accounting purposes.

(e) Neither the Company nor any of the Company Subsidiaries has any liabilities or obligations of any nature (collectively, “Liabilities”), whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due, that are material, other than liabilities to the extent (i) reserved for or reflected on the Company’s audited balance sheet as of December 31, 2004 (the “Financial Statement

Date”) delivered or made available to Parent (the “Company Audited Financials”), (ii) incurred in the ordinary course of business after the Financial Statement Date which, individually or in the aggregate, are not reasonably expected to have a Company Material Adverse Effect, (iii) relating to performance obligations under Contracts (as defined below) in accordance with the terms and conditions thereof which are not required by GAAP to be reflected on a regularly prepared balance sheet, or (iv) such other Liabilities as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.8. Absence of Certain Changes or Events. Except as disclosed on Section 3.8 of the Company Disclosure Letter or in the Company S-11, between the Financial Statement Date and the date of this Agreement, (a) the Company and the Company Subsidiaries have conducted their business in the ordinary course and (b) there has not been (i) any Company Material Adverse Effect or (ii) any action which would have constituted a breach of Section 5.1 if such Section 5.1 had applied since the Financial Statement Date.

Section 3.9. Litigation. As of the date of this Agreement, except as set forth in Section 3.9 of the Company Disclosure Letter, (a) there is no suit, action or proceeding pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary involving, affecting or relating to any assets, properties or operations of the Company or any Company Subsidiary or the transactions contemplated by this Agreement and (b) neither the Company nor any Company Subsidiary is subject to any judgment, decree, injunction, rule or order (an “Order”) of any Governmental Agency or arbitrator, which in each case would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.10. Properties; Tenant Matters.

(a) Section 3.10(a)of the Company Disclosure Letter identifies (i) all real property owned by the Company or the Company Subsidiaries (the “Company Owned Properties”), and (ii) all real property leased by the Company or the Company Subsidiaries as lessee or sublessee (the “Company Leased Properties” and, together with the Company Owned Properties, the “Company Properties”), in each case to the extent not listed in the Company S-11. The “Our Properties” section (the “Property Section”) of the Company S-11 and Section 3.10(a) of the Company Disclosure Letter identify each of the Company Properties and the type of ownership or leasehold interest therein. There are no real properties for which the Company or the Company Subsidiaries has a Contract to buy or lease at some future date. Except as provided on Section 3.10(a)of the Company Disclosure Letter, the Company or a Company Subsidiary owns fee simple title to each of the Company Owned Properties and has a valid leasehold interest in each of the Company Leased Properties free and clear of any rights of way, easements, encumbrances, written agreements, laws, ordinances and regulations affecting improvements, use or occupancy or reservations of an interest in title (collectively, “Property Restrictions”) and other Liens, except for the following (collectively, the “Permitted Liens”): (i) Property Restrictions imposed or promulgated by Legal Requirements with respect to real property and improvements, including zoning regulations, provided they do not materially adversely affect the current use of any Company Property, (ii) Liens and Property Restrictions that are disclosed on existing title reports or existing surveys (in either case copies of which title reports and surveys have been delivered or made available to Parent), (iii) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business and which (x) are not yet due and payable, (y) are duly budgeted to be paid and (z) do not materially detract from the value of or materially interfere with the present use of any of the Company Properties subject thereto or affected thereby, (iv) Liens for Taxes that are not yet due and payable, (v) any current Liens for indebtedness relating to the Company Properties set forth in Section 3.10(a)of the Company Disclosure Letter; and (vi) each Lease of a Company Property identified in the Property Section under which the Company or a Company Subsidiary is the lessor or sublessor to a tenant which operates a senior independent or assisted living facility on the applicable Company Property (each, a “Property Lease”) and (vii) agreements to which neither the Company nor any Company Subsidiary is a party that do not affect use or occupancy of the Company Properties in any material respect or are otherwise not material. Each Company Permit or other agreement, easement or right (such agreement shall be included as a Material Contract (as defined below)) which is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or which is necessary to permit the lawful use and operation of all driveways, roads and other means of egress and ingress to and from any of the Company Properties has been obtained and is in full force and effect except to the extent that failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) None of the Company Properties is under development as of the date hereof.

(c) A true and correct copy of each policy of title insurance for the Company Properties (each a “Company Title Insurance Policy”) in the Company’s possession or control has been previously delivered or made available to Parent. The Company Title Insurance Policies for the Company Properties leased to ALS Properties Tenant I, LLC have been issued insuring the Company’s or the applicable Company Subsidiary’s fee simple title to the applicable Company Owned Properties or leasehold interests in the applicable Company Leased Properties in amounts at least equal to the existing indebtedness allocable to the respective applicable Company Owned Properties or Company Leased Properties, and the Company Title Insurance Policies are, at the date hereof, valid, in full force and effect and no claim has been made by the Company or any Company Subsidiary against any such policy. A true and correct copy of each back-up document referred to in each Company Title Insurance Policy for the Company Properties, which are in the Company’s possession or control, has been previously delivered or made available to Parent. A complete and correct copy of each such survey for the Company Properties, which are in the Company’s possession or control, has been previously delivered or made available to Parent.

(d) Except as set forth in the property condition reports that have been delivered or made available to Parent (the “Property Condition Reports”) or as set forth on Section 3.10(d)of the Company Disclosure Letter, the Company has no Knowledge: (i) of any material structural defects relating to any Company Property which costs more than $500,000 to repair; (ii) of any Company Property whose building systems are not in working order in any material respect and costs more than $500,000 to repair; (iii) of any physical damage to any Company Property in excess of $500,000 for which there is no insurance in effect covering the cost of the restoration; (iv) of any current renovation or uninsured restoration to any Company Property the cost of which exceeds $1,000,000; or (v) of items referred to in this Section 3.10(d) (without giving effect to the dollar thresholds set forth therein) which aggregate for the Company and the Company Subsidiaries more than $1,000,000. All of the matters set forth on Section 3.10(d)of the Company Disclosure Letter are the responsibility of the Company Tenants.

(e) Except as set forth on Section 3.10(e)of the Company Disclosure Letter, none of the Company nor any of the Company Subsidiaries has received any written notice nor has Knowledge to the effect that (i) any condemnation or rezoning proceedings are pending or threatened with respect to any of the Company Properties or (ii) any zoning, building or similar Legal Requirement is or will be violated in any material respect for any property by the existence, continued maintenance, operation or use of any buildings or other improvements on any of the Company Properties or by the continued maintenance, operation or use of the parking areas.

(f) There are no management agreements applicable to the Company Properties and any subleases with operators that have not been previously delivered or made available to Parent.

(g) The Property Section lists each Company Property that is subject to a Property Lease. No Person occupies any portion of the Company Properties except pursuant to a Property Lease and no Property Lease has been assigned or sublet except for subleases of de minimis space and economic significance. All information set forth in the Property Section is true, correct and complete as of the date hereof. The Company has delivered or made available to Parent true, correct and complete copies of all Property Leases, including all amendments, modifications, supplements, renewals, extensions and guarantees related thereto, as of the date hereof. Except as set forth in a delinquency report made available to Parent, none of the Company or any Company Subsidiary, on the one hand, nor, to the Knowledge of the Company, any other party, on the other hand, is in default under any Property Lease or but for the passage of time or giving of notice (or both) would be in default and neither the Company nor any Company Subsidiary has received or issued any written notice of any default under any Property Lease. No tenant under any Property Lease (a “Company Tenant”) has been promised or given a loan by the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has received any advance payment of rent (other than for the current month) on account of any of the Property Leases except as shown on Section 3.10(g)of the Company Disclosure Letter. The financial statements described in Section 3.10(g) of the Company Disclosure Letter disclose the amount of security deposits of the Company

Tenants held by the Company. Except as set forth on Section 3.10(g)of the Company Disclosure Letter, no Company Tenant is currently contesting or has successfully contested amounts due under any Property Lease as additional rent or otherwise.

(h) All material work required to be performed, payments required to be made and actions required to be taken prior to the date hereof pursuant to any agreement entered into with a Governmental Agency in connection with a site approval, zoning reclassification or other similar action relating to any of the Company Properties (e.g., local improvement district, road improvement district, environmental mitigation) are the responsibility of the applicable Company Tenant and have been performed, paid or taken, as the case may be, and the Company has no Knowledge of any material work, payments or actions that are required after the date hereof pursuant to such agreements. All material work required to be performed, payments required to be made and actions required to be taken prior to the date hereof pursuant to any Property Lease are the responsibility of the applicable Company Tenant and have been performed, paid or taken, as the case may be, and the Company has no Knowledge of any material work, payments or actions that are required after the date hereof pursuant to such Property Leases.

(i) Except as set forth on Section 3.10(i) of the Company Disclosure Letter, there are no Tax abatements or exemptions specifically affecting the Company Properties, and the Company and the Company Subsidiaries have not received any written notice of (and the Company and the Company Subsidiaries do not have any Knowledge of) any proposed increase in the assessed valuation of any of the Company Properties or of any proposed public improvement assessments.

(j) The Company or a Company Subsidiary has good title to all of its material personal property, free and clear of all Liens, except for Liens that are immaterial and encumbrances which do not materially detract from the value of such property.

(k) To the Company’s Knowledge, except as set forth on Section 3.10(k) of the Company Disclosure Letter, each Company Tenant under any lease of any Company Property that is operated by the tenant under the applicable Property Lease is operating the applicable Company Property pursuant to and in compliance with all Legal Requirements, permits, licenses, regulatory approvals, certificates of public need, accreditations and comparable authorizations from all applicable Governmental Agencies necessary or advisable for the use, operation and maintenance of the applicable Company Property (collectively, “Tenant Permits”). To the Company’s Knowledge, no Company Tenant under a Property Lease is the subject of any investigation, proceeding or examination by any Government Agency concerning an actual or alleged violation of any Legal Requirement or Tenant Permit or any provider agreement held by or issued to any Company Tenant or any Company Property under which such Company Tenant is eligible to receive payment under Title XVIII of the Social Security Act (“Medicare”), Title XIX of the Social Security Act (“Medicaid”) or any other third party payor programs of any Governmental Agency or any private or quasi-private healthcare reimbursement or private payor programs (including so-called “HMO” and “PPO” programs) or any other agreement, arrangement, program or understanding with any

Governmental Agency or private organization pursuant to which such Company Tenant or such Company Property qualifies for payment or reimbursement for medical or therapeutic care or other goods or services rendered or supplied to any resident (collectively, “Provider Agreements”). No Company Tenant or operator of any Company Property is required to obtain licensure approval from any Governmental Agency in connection with the Merger.

(l) The Company has delivered or made available to Parent correct and complete copies of (i) all reports, financial statements, correspondence, evidence of insurance, and all other deliveries made within the 12 months prior to this Agreement by a Company Tenant to the Company or any Company Subsidiary in connection with a Property Lease and (ii) all other material reports, financial statements, correspondence, evidence of insurance, and all other deliveries made by a Company Tenant to the Company or any Company Subsidiary within the 12 months prior to this Agreement, whether or not the same were required to be delivered pursuant to the applicable Property Lease, including, monthly financial statements and other reports, materials and information concerning each such Company Tenant’s business operations and compliance with Legal Requirements, Tenant Permits and Provider Agreements, including, but not limited to, Medicare and Medicaid cost reports, and all correspondence relating thereto or to the applicable Company Property (the items referred to in clauses (i) and (ii) are referred to collectively as “Tenant Deliveries”); provided, however, that any and all financial, regulatory or legal items shall be deemed for purposes of this sentence to be material. To the Company’s Knowledge, no Tenant Delivery, including financial information, delivered to the Company prior to the date hereof contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Section 3.11. Environmental Matters.

(a) The Company has delivered or made available to Parent correct and complete copies of all material environmental documents (which material environmental documents include all versions of environmental investigations and testing or analysis, including with respect to Microbial Matter) made by or on behalf of the Company, with respect to the Company and the Company Subsidiaries, their past and present operations, and the Company Properties in the possession or control of the Company or any Company Subsidiary (the “Company Environmental Reports”). With respect to each Company Property (which for purposes of this Section 3.11 shall include all real property formerly owned, operated or leased by the Company or a Company Subsidiary during the period of such ownership, operation or lease, provided that the representations concerning such real property prior to the period of such ownership, operation or lease shall be limited to the Knowledge of the Company), except as set forth in the Company Environmental Reports or Property Condition Reports, to the Company’s Knowledge with respect to the Company Properties prior to the acquisition of such Company Properties by the Company, (i) no Hazardous Substances (as defined below) have been used, stored, manufactured, treated or processed on or about any Company Property by any Person except in compliance with Environmental Law (as defined below) and in the ordinary course of business; (ii) there has been no release or threatened release of any Hazardous Substance on, in, under, or from any Company Property which requires any disclosure, investigation, remediation, monitoring, maintenance, abatement or deed or use restriction, or which will give rise to any other material Liability or material diminution in value under any Environmental Laws; (iii) neither the Company nor any Company Subsidiary has arranged for the disposal of any Hazardous Substance at, or transported any Hazardous Substance to, any site for which the Company or any Company Subsidiary is or may be liable under Environmental Laws in any material respect; (iv) the Company Property and the business conducted thereon are, and, to the Company’s Knowledge, have been, in material compliance with all Environmental Laws and the Company and the Company Subsidiaries have obtained, and are and, to the Company’s Knowledge, have been in compliance with, all permits required by Environmental Laws for the business there conducted, its operations, and the Company Properties; (v) neither the Company nor any Company Subsidiary has received any notice of material violation or potential material Liability under any Environmental Laws from any Person or any Governmental Agency inquiry, request for information, or demand letter under any Environmental Law relating to operations or Company Properties, nor is the Company or any Company Subsidiary subject to any material Orders, agreements or settlements under Environmental Laws, nor are there any material administrative, civil or criminal actions, suits, proceedings or investigations pending or, to the Company’s Knowledge, threatened against the Company under any Environmental Law; (vi) no Lien exists, or has been or is reasonably expected to be recorded on any Company Property by any Governmental Agency under any Environmental Law (other than any Permitted Lien); (vii) none of the Company Properties contain or contained any wetlands, underground storage tanks (active, inactive or abandoned), endangered species or friable asbestos or friable asbestos-containing materials; (viii) the transactions contemplated by this Agreement are not subject to and will not trigger any requirement under Environmental Law for the Company or any Company Subsidiary to provide notice to a Governmental Agency of the transaction or conduct any environmental investigation and/or remediation of the Company Properties prior to the Effective Time; and (ix) there have been no complaints received by the Company or any Company Subsidiary relating to air quality or Microbial Matter (as defined below) at any Company Property; there have been no material incidents of water damage at any Company Property or visual evidence of material Microbial Matter in any material structure or system at any Company Property; to the Company’s Knowledge, except as may be specifically set forth in the Property Condition Reports, there have been no indications of material improper design or construction of any material structure at any Company Property or any material system contained therein that has led or could reasonably be expected to lead to the growth of material Microbial Matter; there is no pending, or to the Company’s Knowledge, threatened material claim, investigation or proceeding pending against the Company or any Company Subsidiary, or with respect to any Company Property, relating to Microbial Matter.

(b) For the purposes of this Agreement, “Environmental Laws” shall mean any Legal Requirement relating to: (i) emissions, discharges, spills, releases or threatened releases of Hazardous Substances into the ambient environment; (ii) the treatment, storage, disposal, manufacture, transportation or shipment of Hazardous Substances; (iii) the regulation of storage tanks; or (iv) pollution or the protection of human health, the environment or natural resources.

(c) For the purposes of this Agreement, “Hazardous Substances” shall mean all substances, wastes, pollutants, contaminants and materials potentially harmful to human health, the environment or natural resources or otherwise regulated or defined or designated as hazardous, extremely hazardous or toxic pursuant to any Environmental Law, including:

(i) all substances, wastes, pollutants, contaminants and materials regulated, or defined or designated as hazardous, extremely or imminently hazardous, dangerous or toxic, under the following federal statutes and their state counterparts, as well as their statutes’ implementing regulations: the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et. seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et. seq., the Clean Water Act, 33 U.S.C. Section 1251 et. seq., the Clean Air Act, 42 U.S.C. Section 7401 et. seq., the Emergency Planning and Community Right to Know Act, 42 U.S.C. Section 11011 et. seq., the Safe Drinking Water Act, 33 U.S.C. Section 300f et. seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. Section 136 et. seq., the Atomic Energy Act, 42 U.S.C. Section 22011 et. seq., and the Hazardous Materials Transportation Act, 42 U.S.C. Section 1801 et. seq.;

(ii) petroleum and petroleum products including crude oil and any fractions thereof;

(iii) natural gas, synthetic gas, and any mixtures thereof; and

(iv) radon, radioactive substances, asbestos, urea formaldehyde, polychlorinated biphenyls, asbestos and asbestos-containing materials and Microbial Matter.

(d) For the purposes of this Agreement, “Microbial Matter” shall mean all fungi, bacterial or viral matter which reproduces through the release of spores or the splitting of cells or other means, including, but not limited to, mold, mildew and viruses, whether or not such Microbial Matter is living.

Section 3.12. Related Party Transactions. Except as set forth on Section 3.12 of the Company Disclosure Letter, there is no Contract entered into by the Company or any Company Subsidiary under which continuing obligations exist with any Person who is an officer, trustee (or person occupying a similar position in any other entity) or Affiliate (as defined below) of the Company or any of the Company Subsidiaries, any member of the “immediate family” (as such term is defined in Item 404 of Regulation S-K under the Securities Act) of any of the foregoing or any entity of which any of the foregoing is an Affiliate. Complete and correct copies of all written Contracts listed on Section 3.12 of the Company Disclosure Letter have been provided or made available to Parent. As used in this Agreement, the term “Affiliate” shall have the meaning ascribed to such term in Rule 405 promulgated under the Securities Act.

Section 3.13. Employee Benefits. As used herein, the term “Employee Plan” includes any pension, retirement, savings, disability, medical, dental, health, life, death benefit, group insurance, profit sharing, deferred compensation, stock option, stock loan, bonus, incentive, vacation pay, tuition reimbursement, severance pay, or other employee benefit plan, trust, agreement, contract, arrangement, policy or commitment (including any pension plan (“Pension Plan”), as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder (“ERISA”), and any welfare plan (“Welfare Plan”) as defined in Section 3(1) of ERISA), whether any of the foregoing is funded, insured or self-funded, written or oral, that is sponsored or maintained by the Company or the Company Subsidiaries (each a “Group Member”) and covering any Group Member’s employees (or their beneficiaries). Each Employee Plan is listed on Section 3.13(a) of the Company Disclosure Letter.

(a) Each Employee Plan complies in all material respects with the applicable requirements of ERISA, the Code and any other applicable Legal Requirement governing such Employee Plan, and each Employee Plan has at all times been properly administered in all material respects in accordance with ERISA, the Code and all such other applicable Legal Requirements, and in accordance with its terms. Each Pension Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and the trust associated with such Pension Plan is tax-exempt under Section 501(a) of the Code and no event has occurred that would jeopardize the qualified status of any such plan or the tax-exempt status of any such trust under Sections 401(a) and Section 501(a) of the Code, respectively. No lawsuits, claims (other than routine claims for benefits) or complaints to, or by, any Person or Governmental Agency with respect to any Employee Plan have been filed or are pending, the Company has received no notice of such a lawsuit, claim or complaint and, to the Knowledge of the Company, there is no fact or contemplated event that would be expected to give rise to any such lawsuit, claim (other than routine claims for benefits) or complaint with respect to any Employee Plan. Without limiting the foregoing, the following are true with respect to each Employee Plan.

(i) all contributions and payments with respect to Employee Plans that are required to be made by a Group Member with respect to periods ending on or before the Closing Date (including periods from the first day of the current plan or policy year to the Closing Date) have been, or will be, made or accrued before the Closing Date in accordance with the appropriate plan document, actuarial report, collective bargaining agreements or insurance contracts or arrangements or as otherwise required by ERISA or the Code; and

(ii) with respect to each such Employee Plan, to the extent applicable, the Company has previously delivered or made available to Parent true and complete copies of (A) plan documents, or any and all other material documents that establish the existence of the plan, trust, arrangement, contract, policy or commitment and all amendments thereto, (B) the most recent determination letter, if any, received from the Internal Revenue Service (the “IRS”), (C) the most recent Form 5500 Annual Report (and all schedules and reports relating thereto) and (D) all related trust agreements, insurance contracts or other funding agreements that implement each such Employee Plan.

(b) With respect to each Employee Plan, there has not occurred, and no Person or entity is contractually bound to enter into, any “prohibited transaction” within the meaning of Section 4975(c) of the Code or Section 406 of ERISA, which transaction is not exempt under Section 4975(d) of the Code or Section 408 of ERISA. No Group Member has any Liability under any Welfare Plan that provides for continuing benefits or coverage for any participant or any beneficiary of a participant after such participant’s termination of employment, except as may be required by Section 4980B of the Code or Section 601 et seq. of ERISA, or under any other applicable Legal Requirement.

(c) None of the Employee Plans is a multiemployer plan, as defined in Section 3(37) of ERISA (“Multiemployer Plan”). None of the Group Members or any trade or business (whether or not incorporated) which is or has ever been treated as a single employer with any Group Member under Section 414(b), (c), (m) or (o) of the Code (“ERISA Affiliate”) has incurred any liability due to a complete or partial withdrawal from a Multiemployer Plan or due to the termination or reorganization of a Multiemployer Plan, except for any such liability which has been satisfied in full, and no events have occurred and no circumstances exist that would be expected to result in any such Liability to any Group Member or ERISA Affiliate.

(d) None of the Employee Plans is a single-employer plan, as defined in Section 4001(a)(15) of ERISA, that is subject to Title IV of ERISA (“Title IV Plan”), and no Group Member or ERISA Affiliate has ever maintained a Title IV Plan or a plan subject to Section 412 of the Code. No Liability under Title IV of ERISA has been or is expected to be incurred by any Group Member or ERISA Affiliate.

(e) Except as disclosed on Section 3.13(e) of the Company Disclosure Letter, none of the Company or any of the Company Subsidiaries is a party to any agreement or arrangement that could reasonably be expected to result, separately or in the aggregate, in the actual or deemed payment by the Company or any of its Subsidiaries of any “excess parachute payments” within the meaning of Section 280G of the Code.

(f) No current Group Member could reasonably be expected to have any material liability with respect to any Employee Plan previously sponsored or maintained by such Group Member.

Section 3.14. Employee Matters.

(a) The Company has provided or made available to Parent the employee handbooks of the Company and each of the Company Subsidiaries currently in effect.

Neither the Company nor any of the Company Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or other labor organization, nor has the Company or any of the Company Subsidiaries agreed that any unit of their employees is appropriate for collective bargaining. No union or other labor organization has been certified as bargaining representative for any of the Company’s or the Company Subsidiaries’ employees. To the Knowledge of the Company there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Company Subsidiaries.

(b) Except as described on Section 3.14(b) of the Company Disclosure Letter, there is no employment or severance contract, or other agreement requiring cash or non-cash payments, cancellation of indebtedness or other obligation to be made or providing for rights to property or other contract rights that will become payable, accelerated or vested on a change of control or otherwise as a result of the consummation of any of the transactions contemplated by this Agreement, either alone or upon the occurrence of subsequent events, with respect to any employee, officer or trustee (or person occupying a similar position in any other entity) of the Company or any Company Subsidiary.

Section 3.15. Taxes.

(a) Except as set forth on Section 3.15(a) of the Company Disclosure Letter, each of the Company and the Company Subsidiaries has filed all Tax Returns required to be filed by it with the appropriate Governmental Agency (taking into account all validly and duly obtained extensions of time to file) and has paid (or the Company has paid on its behalf) all Taxes required to be paid in all material respects. Such Tax Returns are true, correct and complete in all material respects. The Company has established in its books and records reserves or accrued liabilities or expenses that are adequate for payment of all Taxes for which the Company or any Company Subsidiary is liable but are not yet due and payable. No deficiency for, or any adjustment to, any Taxes has been proposed, asserted or assessed by any Governmental Agency, or, to the Knowledge of the Company, threatened. Except as set forth on Section 3.15(a) of the Company Disclosure Letter, no audits, examinations or similar proceedings are ongoing, scheduled to commence, or occurred on or after the formation of the Company.

(b) No claim has been made in writing by a Governmental Agency in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns such that the Company or the Company Subsidiary is or may be subject to taxation by that jurisdiction.

(c) Except as set forth on Section 3.15(c) of the Company Disclosure Letter, as of the date of this Agreement, the Company and the Company Subsidiaries have not made or received any claims for indemnification under the Tax Matters Agreement, dated as of June 18, 2004, by and among Fortress Brookdale Acquisition LLC (“FBA”), BLC Senior Holdings, Inc. and the Company (as amended through the date hereof, the “FBA Tax Matters Agreement”) and the Tax Matters Agreement, dated as of June 18, 2004, by and between Alterra Healthcare Corporation (“AHC”) and the Company (as amended through the date hereof, the “AHC Tax Matters Agreement” and, collectively with the FBA Tax Matters Agreement, the “Tax Matters Agreements”). Except as set forth on Section 3.15(c) of the Company Disclosure Letter, to the Company’s Knowledge, no party is in breach of any representation, warranty, covenant or agreement contained in the Tax Matters Agreements, and the Company is not, and was not at the time of the signing of such Tax Matters Agreements, aware of any information that would constitute a breach of any provision thereunder made by the other parties thereto.

(d) Since the formation of the Company, the Company has taken all actions required to be taken, other than the filing of the REIT election, which shall be made on the Company’s timely filed 2004 Form 1120-REIT (taking into account all validly and duly obtained extensions of time to file), in order to qualify as a “real estate investment trust” within the meaning of section 856(a) of the Code (a “REIT”), including, but not limited to, paying all dividends permitted in accordance with Section 6.9, and except for ministerial acts that will not require the Company to incur any material expense. Except as set forth on Section 3.15(d) of the Company Disclosure Letter, since the formation of the Company, the Company has incurred no liability for Taxes under Sections 857(b), 860(c) or 4981 of the Code, including any tax arising from a prohibited transaction described in Section 857(b)(6) of the Code or any tax arising from “redetermined rents,” “redetermined deductions” and “excess interest” described in Section 857(b)(7) of the Code, and neither the Company nor any Company Subsidiary has incurred any liability for Taxes other than in the ordinary course of business. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentence will be imposed upon the Company or any Company Subsidiary or presents a material risk that the Company’s status as a REIT will be jeopardized.

(e) All Taxes which the Company or Company Subsidiaries are required by any applicable Legal Requirement to withhold or collect, including Taxes required to have been withheld in connection with amounts paid or owing to an employee, independent contractor, creditor, stockholder or other third party and sales, gross receipts and use taxes, have been duly withheld or collected and, to the extent required, have been paid over to the proper Governmental Agency or are held in separate bank accounts for such purpose. The Company and the Company Subsidiaries have duly and timely filed all Tax Returns with respect to such withheld Taxes. There are no encumbrances for Taxes upon the assets of the Company or the Company Subsidiaries except for statutory encumbrances for Taxes not yet due.

(f) Except as otherwise provided in the Tax Matters Agreements, neither the Company nor any Company Subsidiary has any liability for Taxes of any Person, other than the Company or Company Subsidiaries, under (i) Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirement) or as a transferee or successor or otherwise, or (ii) any tax sharing agreement, tax indemnification agreement or similar contract or arrangement other than solely with the Company or the Company Subsidiaries.

(g) The Company and each Company Subsidiary that is treated as a corporation for U.S. federal income tax purposes has disclosed to the IRS all positions taken on their federal income Tax Returns which could give rise to a substantial understatement of Tax under Section 6662 of the Code.

(h) The Company has always been, and will be through the Closing Date, a REIT within the meaning of Section 856 of the Code (assuming the election to be treated as a REIT will be made on the Company’s federal income tax return for the taxable year 2004). The Company has neither taken nor omitted to take any action that could result in a successful challenge to its status as a REIT and no such challenge is pending or has been threatened in writing. Neither the Company nor any Company Subsidiary actually or constructively owned or owns, for purposes of Section 856(d) of the Code, more than 9% of the equity of any tenant.

(i) No Company Subsidiary is or was treated as a corporation for U.S. federal income tax purposes, other than any entity that was promptly liquidated, for U.S. federal income tax purposes, immediately after being acquired by the Company. Neither the Company nor any Company Subsidiary holds any asset that is an interest (other than indebtedness within the meaning of Section 856(m) of the Code) in an entity, other than in any Company Subsidiary, treated for U.S. federal income tax purposes as a corporation, partnership, trust, REMIC or a disregarded entity.

(j) Except for assets acquired pursuant to the FBA SPA (as defined below), neither the Company nor any Company Subsidiary holds any asset the disposition of which would be subject to rules similar to Section 1374 of the Code as a result of (i) an election under IRS Notice 88-19 or Treasury Regulation Section 1.337(d)-5 or 1.337(d)-6 or (ii) application of Treasury Regulation Section 1.337(d)-7.

(k) The Company is a “domestically-controlled” REIT within the meaning of Section 897(h) of the Code and Treasury Regulation Section 1.897-1(c)(2)(i).

(l) Except as set forth in Section 3.15(l) of the Company Disclosure Letter, no property owned by the Company or any Company Subsidiary is subject to a “section 467 rental agreement” as defined in Section 467 of the Code.

(m) Neither the Company nor any Company Subsidiary is a party to any Contract (other than the Amended and Restated Agreement of Limited Partnership of Company OP, dated as of August 3, 2004) (A) that both (I) has as one of its purposes to permit a person or entity to take the position that such person or entity could defer federal taxable income that otherwise might have been recognized upon a transfer of property to any Company Subsidiary that is treated as a partnership for federal income tax purposes, and (II) (x) prohibits or restricts in any manner the disposition of any assets of the Company or any Company Subsidiary, (including requiring the Company or any Company Subsidiary to indemnify any person for any Tax Liabilities resulting from any such disposition), (y) requires that the Company or any Company Subsidiary maintain, or put in place, or replace, Indebtedness, whether or not secured by one or more of the

Company Properties, or (z) requires that the Company or any Company Subsidiary offer to any person or entity at any time the opportunity to guarantee or otherwise assume, directly or indirectly, the risk of loss for federal income tax purposes for Indebtedness or other Liabilities of the Company or any Company Subsidiary, (B) that specifies or relates to a method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of the Company or a Company Subsidiary, or (C) that requires a particular method for allocating one or more liabilities of the Company or any Company Subsidiary under Section 752 of the Code (collectively, “Tax Protection Agreements”).

(n) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(o) A valid and timely election under Section 338 of the Code has been made in respect of the acquisition of ALS Venture I, Inc., ALS West, Inc., AHC Borrower, Inc. and ALS Financing II, Inc. pursuant to the AHC Tax Matters Agreement.

(p) Neither the Company, any Company Subsidiary nor any other Person on their behalf has (i) agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of Legal Requirement or has any Knowledge that any Governmental Agency has proposed any such adjustment, or has any application pending with any Governmental Agency requesting permission for any changes in accounting methods that relate to the Company or any Company Subsidiary, (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Legal Requirement with respect to the Company or any Company Subsidiary, (iii) requested any extension of time within which to file any Tax Return, which Tax Return has since not been filed, (iv) granted any extension of the statute of limitations for the assessment or collection of Taxes, or otherwise entered into or filed any agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return, or any payment of Taxes, (v) granted to any Person any power of attorney that is currently in force with respect to any Tax matter, other than any power of attorney that will be terminated prior to the Closing Date, or (vi) received a ruling from any Governmental Agency in respect of Taxes or signed an agreement in respect of Taxes with any Governmental Agency.

For purposes of this Agreement, “Taxes” shall mean (i) any federal, state, local, foreign or other tax, assessment, levy, lien, fee, or other like assessments or charges of any kind whatsoever imposed by a Governmental Agency, including any income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, withholding, Social Security, unemployment, real property, personal property, property gains, registration, capital stock, value added, single business, occupation, workers’ compensation, alternative or add-on minimum, estimated, or other tax, (ii) any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Agency in connection with (A) any item described in clause (i) or this clause (ii) or (B) the failure to comply with any requirement imposed with respect to any Tax Return, and (iii) any obligation with respect to Taxes described in clause (i) and/or (ii) above payable by reason of contract, assumption, transferee or successor liability, operation of any applicable Legal Requirement, Treasury Regulation Section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar provision under Legal Requirement) or otherwise; and “Tax Return” shall mean any returns, reports, declarations, elections, designations, notices, filings, estimates, information returns, forms and statements filed or required to be filed in respect of any Taxes, including any schedules thereto and any amendments thereof. For purposes of this Section 3.15, any reference to the Company or any Company Subsidiary shall include any Person that merged with, converted into or was liquidated into, the Company or Company Subsidiary, as the case may be.

Section 3.16. Condition of Property. The assets of the Company and the Company Subsidiaries: (i) in the aggregate are adequate to conduct the operations of the Company and its Subsidiaries in substantially the manner currently conducted and (ii) at all times have been maintained in accordance with the Company’s and the Company Subsidiaries’ historical practices. Except as specifically set forth in the Property Condition Reports, each building and other improvement on a Company Property and each item of personal property with an original cost of more than $50,000 is in good operating condition, ordinary wear and tear excepted, and is suitable and sufficient for the operation of the business currently conducted thereon.

Section 3.17. Compliance with Legal Requirements; Company Permits.

(a) Except as set forth on Section 3.17(a) of the Company Disclosure Letter, the Company and the Company Subsidiaries (i) have complied with all applicable Legal Requirements, except for non-compliance and violations which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and (ii) have not received any notice of violation of any such Legal Requirement described in clause (i).

(b) Except as set forth on Section 3.17(b) of the Company Disclosure Letter, (i) the Company and the Company Subsidiaries have obtained all Company Permits necessary for the operations of the Company and the Company Subsidiaries as currently conducted, (ii) each such Company Permit is in full force and effect, (iii) the Company is in compliance with each such Company Permit and (iv) no proceeding is pending or, to the Knowledge of the Company, threatened, to revoke or limit any such Company Permit, except, in the case of clauses (i), (ii), (iii) and (iv), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 3.17(b) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has received any notice or other communication (whether oral or written) from any Governmental Agency or any other Person regarding (A) any actual, alleged, possible, or potential material violation of or failure to comply with any term or requirement of any Company Permit, or (B) any actual, proposed, possible, or potential material revocation, withdrawal, suspension, cancellation or termination of, or material modification to, any Company Permit.

(c) To the Company’s Knowledge, all material applications required to have been filed for the renewal of the Company Permits have been duly filed on a timely basis with the appropriate Governmental Agencies, and all other material filings required to have been made with respect to such Company Permits have been duly made on a timely basis with the appropriate Governmental Agencies.

Section 3.18. Contracts.

(a) Copies of all Material Contracts (as defined below) of the Company and all Company Subsidiaries have been delivered or made available to Parent. For the purposes of this Agreement, “Material Contract” of any Person means (i) any lease or sublease agreement, together with any amendments thereto, and any guaranty or subordination, nondisturbance and attornment agreement, with respect to real property, whether such Person is a lessee or lessor (each, a “Lease”), (ii) any written or oral contract, agreement, commitment, instrument or guaranty (each, a “Contract”) for Indebtedness (as defined below), including any loan agreement, indenture, note, bond, debenture or capitalized lease obligation evidencing Indebtedness of such Person or any of its Subsidiaries to any other Person other than individual items of Indebtedness in a principal amount less than $50,000, (iii) any Contract evidencing any, borrowing, lending, capital expenditure or transaction entered into by such Person or any of its Subsidiaries which may result in total payments by or liability of such Person and its Subsidiaries in excess of $50,000, (iv) any other agreements filed or required to be filed with the SEC pursuant to Item 601(b)(10) of Regulation S-K, (v) any interest rate cap, interest rate collar, interest rate swap, currency hedging transaction or other Contract relating to a similar transaction to which such Person or any of its Subsidiaries is a party or an obligor with respect thereto and (vi) the Tax Matters Agreements, the AHC SPA (as defined below) and the FBA SPA.

(b) Each Material Contract of the Company or a Company Subsidiary is valid, binding and enforceable in all material respects against the Company or the Company Subsidiary party thereto and, to the Company’s Knowledge, the other parties thereto, in accordance with its terms, and in full force and effect.

(c) Except as set forth on Section 3.18(c) of the Company Disclosure Letter, there are no defaults by the Company or the Company Subsidiary party thereto, nor, to the Company’s Knowledge, any other parties thereto, under any Material Contract of the Company or any Company Subsidiary (and no event has occurred which, with due notice or lapse of time or both, would constitute such a default), except those defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 3.18(c) of the Company Disclosure Letter, neither the Company, any Company Subsidiary, nor, to the Company’s Knowledge, any other party to any Material Contract have made any claim for indemnification under any Material Contract.

(d) Except as set forth in Section 3.18(d) of the Company Disclosure Letter or filed as an exhibit to the Company S-11, there is no confidentiality agreement, non-competition agreement or other Contract that contains covenants that restrict the Company’s or any Company Subsidiary’s ability to conduct its business in any location or present a material restriction on the conduct of the business of the Company or any Company Subsidiary.

(e) Except as set forth in Section 3.18(e) of the Company Disclosure Letter or filed as an exhibit to the Company S-11, there are no indemnification agreements entered into by and between the Company or any Company Subsidiary and any trustee, director or officer of the Company or any Company Subsidiary.

(f) Except as set forth in Section 3.18(f) of the Company Disclosure Letter or filed as an exhibit to the Company S-11, neither the Company nor any Company Subsidiary is a party to any Contract for or relating to any Indebtedness or which requires any of them to maintain any amount of Indebtedness with respect to any of the Company Properties; for purposes of this Agreement, “Indebtedness” means: (A) indebtedness for borrowed money, whether secured or unsecured, (B) obligations under conditional sale or other title retention agreements relating to property purchased by such Person, (C) capitalized lease obligations, (D) obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, (E) obligations secured by Liens on assets of the Company or any Company Subsidiary whether or not the Company or any Company Subsidiary is an obligor with respect to the underlying obligations, (F) guarantees of any such indebtedness of any other Person and (G) any other obligation required by GAAP to be treated as indebtedness.

(g) Except as set forth in Section 3.18(g) of the Company Disclosure Letter or filed as an exhibit to the Company S-11, neither the Company nor any Company Subsidiary is a party to any Contract relating to the management of any Company Property by any Person other than the Company or a Company Subsidiary.

(h) Neither the Company nor any Company Subsidiary is a party to any Contract pursuant to which the Company or such Company Subsidiary manages or provides services with respect to any real properties other than Company Properties.

(i) Except as set forth in Section 3.18(i) of the Company Disclosure Letter or filed as an exhibit to the Company S-11, neither the Company nor any Company Subsidiary is a party to any Contract providing for the sale of, or option to sell, any Company Properties or the purchase of, or option to purchase, by the Company or any Company Subsidiary, on the one hand, or the other party thereto, on the other hand, any real estate.

(j) Except as set forth on Section 3.18(j) of the Company Disclosure Letter, to the Company’s Knowledge, FBA is not in material breach of any representation, warranty, covenant or agreement contained in the Stock Purchase Agreement, dated as of June 18, 2004, as amended, by and among FBA, BLC Senior Holdings, Inc. and the

Company (together with all material ancillary documents related to the transactions contemplated thereby, the “FBA SPA”), and the Company was not, at the time of the signing of such Stock Purchase Agreement or the closing of the transaction contemplated thereby, aware of any information that would constitute a material breach of any representation or warranty thereunder made by FBA. Except as set forth on Section 3.18(j) of the Company Disclosure Letter, the Company and the Company Subsidiaries have not made or received any claims for indemnification under the FBA SPA.

(k) Except as set forth on Section 3.18(k) of the Company Disclosure Letter, to the Company’s Knowledge, AHC is not in material breach of any representation, warranty, covenant or agreement contained in the Amended and Restated Stock Purchase Agreement, dated as of October 19, 2004, by and between AHC and the Company (together with all material ancillary documents related to the transactions contemplated thereby, the “AHC SPA”), and the Company was not, at the time of the signing of such Amended and Restated Stock Purchase Agreement or the closing of the transaction contemplated thereby, aware of any information that would constitute a material breach of any representation or warranty thereunder made by AHC. Except as set forth on Section 3.18(k) of the Company Disclosure Letter, the Company and the Company Subsidiaries have not made or received any claims for indemnification under the AHC SPA.

Section 3.19. Investment Company Act of 1940. Neither the Company nor any of the Company Subsidiaries is, or at the Effective Time will be, required to be registered under the Investment Company Act of 1940, as amended.

Section 3.20. Trademarks, Patents and Copyrights. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries own or have valid rights to use, all trademarks, service marks, logos, trade dress, product configurations, corporate names, trade names and other indications of origin, and the goodwill of the business connected therewith and symbolized thereby, patents, registered designs, copyrights, computer software and databases, domain names, Internet Web sites, inventions, trade secrets, know-how, business methods and all other proprietary and intellectual property rights and information, including all grants, registrations and applications relating to all of the foregoing (collectively, the “Intellectual Property”) used in connection with their respective business as currently conducted (such Intellectual Property owned by or licensed to the Company and the Company Subsidiaries, collectively, the “Company Intellectual Property”); (ii) the Company has taken all actions reasonably necessary or advisable to protect the Company Intellectual Property, and the rights of the Company and the Company Subsidiaries in the Company Intellectual Property are valid and enforceable; (iii) neither the Company nor any Company Subsidiary has received a demand, claim, notice or inquiry from any Person that challenges or threatens to challenge the validity of, or the rights of the Company or such Company Subsidiary in, any Company Intellectual Property, and the Company knows of no basis for any such challenge; (iv) the Company and the Company Subsidiaries are not violating or infringing, and have not violated or infringed, any Intellectual Property of any other Person; (v) to the Knowledge of the Company, no Person is infringing any Company Intellectual Property; and (vi) no present or former employee, officer, trustee or director of the Company or any Company Subsidiary, or any agent or outside contractor of the Company or any Company Subsidiary, holds any right, title or interest, directly or indirectly, in whole or in part, in or to any Company Intellectual Property.

Section 3.21. Insurance. The Company has provided or made available to Parent all insurance policies and all fidelity bonds or other insurance service contracts (the “Insurance Policies”) providing coverage for the properties or operations of the Company and the Company Subsidiaries, the type and amount of coverage, and the expiration dates of the Insurance Policies. The Company and the Company Subsidiaries maintain Insurance Policies with reputable insurers, or maintain self-insurance practices, in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and the Company Subsidiaries. There is no claim by the Company or any Company Subsidiary pending under any such Insurance Policies that has been denied or disputed by the insurer. All premiums payable under such Insurance Policies have been paid, and the Company and the Company Subsidiaries have otherwise complied in all material respects with the terms and conditions of such Insurance Policies. All such Insurance Policies are in full force and effect and effect and insure against risks and liabilities customary in the industry and as required by Legal Requirements and the Contracts. Neither the Company nor any Company Subsidiary has received written notice from any insurance carrier suspending, revoking or canceling (or threatening to take any such action) any such Insurance Policy which has not been replaced on substantially similar terms prior to the date of such suspension, revocation or cancellation. No claim is pending or has been made under any trustees’ or officers’ liability insurance policy that is maintained by the Company. Neither the Company nor any Company Subsidiary has received from any insurance carrier which carries insurance on the Company Properties or any Board of Fire Underwriters any notice of or has Knowledge of any defect or inadequacy in connection with any Company Property or its operation or requiring or recommending any repairs or work to be done on such Company Property.

Section 3.22. Books and Records of the Company. The books of account, minute books, stock record books, and other records of the Company, all of which have been made available to Parent, are complete and correct in all material respects, accurately reflect in reasonable detail the transactions to which the Company or any Company Subsidiary (but only since the acquisition of such Company Subsidiary, directly or indirectly, by the Company) is a party or by which its properties are bound in accordance with GAAP consistently applied and have been maintained in accordance with sound business practices and the requirements of Section 13(b)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the maintenance of an adequate system of internal controls. The minute books of the Company contain accurate and complete records of all meetings held of, and action taken by, the Company shareholders, the Board and committees of the Board, and no meeting of any such shareholders, Board or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession or control of the Company.

Section 3.23. Certain Payments. Neither the Company nor any Company Subsidiary, nor any of their respective trustees, directors, officers, agents or employees, or to the Company’s Knowledge any Representative (as defined below) or other Person associated with or acting for or on behalf of the Company or any Company Subsidiary, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services in violation of any Legal Requirement or (b) established or maintained any fund or asset that has not been recorded in the books and records of the Company.

Section 3.24. Bond Financings. The properties listed on Section 3.24 of the Company Disclosure Letter (the “Bond Properties”) are financed with the proceeds of tax-exempt multifamily housing bonds (the “Bonds”). There are no other Bond Properties among the assets of the Company. No material default exists, nor has the Company received notice of any such default that is claimed to exist, on the part of the Company or its Affiliates under any of the documents executed and delivered in connection with the Bonds (the “Bond Documents”), and no event or condition exists which, with the giving of notice or the passage of time, or both, would constitute such a default. All reports submitted by or on behalf of the Company or its Affiliates or agents to any person under the terms of the Bond Documents or to any Governmental Agency certifying as to the status of low and moderate income tenants at the Bond Properties, the calculation and payment of arbitrage rebate, the expenditure of proceeds of the Bonds or the compliance with the terms and conditions of the Bond Documents have been timely submitted and were true and correct as of the time submitted. The Company has no Knowledge of any pending or threatened audit, investigation or inquiry of the IRS, the SEC, the issuer of any Bonds or any other governmental authority concerning the Bonds, the Bond Properties or the compliance with the terms and conditions of the Bond Documents or the federal income tax or securities laws applicable to the Bond Properties.

Section 3.25. Brokers. No broker, investment banker, financial adviser or other person, other than Friedman, Billings, Ramsey & Co. Inc. (the “Company Financial Adviser”), the fees and expenses of which have been disclosed to Parent prior to the date of this Agreement (the “Company Financial Adviser Fee”), is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has delivered or made available a copy of its engagement letter with the Company Financial Adviser to Parent.

Section 3.26. Opinion of Financial Adviser. The Board has received the opinion of the Company Financial Adviser to the effect that as of the date hereof, the Merger Consideration is fair from a financial point of view to the holders of Company Common Stock, a copy of which opinion in the form in which it has been or will be delivered to the Company has been delivered to Parent.

Section 3.27. Information Supplied. None of the information to be supplied by the Company or its Representatives specifically for inclusion or incorporation by reference in the S-4 Registration Statement (as defined below) or the Proxy Statement/Prospectus will, at the time the S-4 Registration Statement is declared effective by the SEC or on the date the proxy Statement/Prospectus is first mailed to the holders of the Company Common Stock or at the time of the meeting of the Company’s shareholders to consider the Merger (the “Company Shareholders Meeting”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the date of the Company Shareholders Meeting any event with respect to the Company or any Company Subsidiary, or with respect to information supplied by the Company specifically for inclusion in the S-4 Registration Statement or the Proxy Statement/Prospectus, shall occur which is required to be described in an amendment of, or supplement to, the S-4 Registration Statement or the Proxy Statement/Prospectus, such event shall be so described by the Company and provided to Parent. All documents that the Company is responsible for filing with any Governmental Agency will comply in all material respects with the provisions of applicable law as to the information required to be contained therein. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to the information supplied or to be supplied by Parent or its Representatives for inclusion or incorporation by reference in the S-4 Registration Statement or the Proxy Statement/Prospectus.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1. Organization, Standing and Power of Parent.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as it is now being conducted.

(b) Parent is duly qualified to do business as a foreign corporation and is in good standing as a foreign corporation in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (as defined below).

(c) As used in this Agreement, a “Parent Material Adverse Effect” shall mean any event, circumstance or development (i) that has or is reasonably likely to have a material adverse effect on the business, properties, assets, condition (financial or otherwise), results of operations, cash flow, liabilities or operations of Parent and the Parent Subsidiaries (as defined below), taken as a whole, or (ii) that prevents or materially adversely affects the ability of Parent to perform its obligations hereunder or consummate the Merger; excluding, however, any adverse effect arising from (x) changes in (A) prevailing national or regional financial or economic conditions in the United States, including in capital or financial markets and prevailing interest rates or interest rate spreads, but only to the extent such changes have a comparable effect on Parent and the Parent Subsidiaries as on other companies in Parent’s industry generally, (B) Legal Requirements or (C) GAAP, (y) the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices, or upon any military installation, equipment or personnel of the United States, or (z) the announcement or pendency of the Merger and the other transactions contemplated by this Agreement including any expenses incurred in connection herewith.

(d) Parent has delivered or made available to the Company complete and correct copies of its Amended and Restated Articles of Incorporation and By-Laws and of Merger Sub’s Certificate of Formation and Limited Liability Company Agreement (the “Parent Organizational Documents”).

Section 4.2. Organization, Standing and Power of Merger Sub.

(a) Merger Sub is a limited liability company duly organized and validly existing under the laws of the State of Delaware and has the requisite limited liability company power and authority to carry on its business as it is now being conducted.

(b) Merger Sub is duly qualified to do business as a foreign limited liability company and is in good standing as a foreign limited liability company in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.3. The Parent Subsidiaries. Except as set forth in the Parent SEC Documents (as defined below), (i) all of the outstanding shares of capital stock of each Subsidiary of Parent (the “Parent Subsidiaries”) that is a corporation have been validly issued and are (A) fully paid and nonassessable, (B) owned by Parent or by another Parent Subsidiary, and (C) owned free and clear of any Liens, and (ii) all equity interests in each Parent Subsidiary that is a partnership, joint venture, limited liability company or trust have been validly issued and are (A) owned by Parent or by another Parent Subsidiary and (B) owned free and clear of any Lien. Except as set forth in the Parent SEC Documents, each Parent Subsidiary is wholly owned, directly or indirectly, by Parent. Except as disclosed in the Parent SEC Documents, each Parent Subsidiary is duly organized and validly existing under the laws of its jurisdiction of organization and has the requisite power and authority to carry on its business as now being conducted. Each Parent Subsidiary is duly qualified to do business and is in good standing as a foreign corporation, limited liability company or partnership, as applicable, in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Complete and correct copies of the Articles of Incorporation, By-Laws, partnership agreements, joint venture agreements and operating agreements or similar organizational documents of each Parent Subsidiary, as amended to the date hereof, have been previously delivered or made available to the Company.

Section 4.4. Capital Structure.

(a) As of the date hereof, the authorized shares of capital stock of Parent consist of 190,000,000 shares, consisting of 180,000,000 shares of Parent Common Stock, of which 84,808,217 were issued and outstanding on March 28, 2005, and 10,000,000 shares of preferred stock, $1.00 par value per share, of which none are issued and outstanding. In addition, as of the date hereof 1,886,627 shares of Parent Common Stock are reserved for issuance upon exercise of outstanding options to purchase shares of Parent Common Stock and 2,214,820 shares of Parent Common Stock are available for future grant pursuant to Parent’s stock option and stock incentive plans.

(b) All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Parent, or assets of any other entities exchangeable into Parent Common Stock having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Parent stockholders may vote. The shares of Parent Common Stock included in the Merger Consideration, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, not subject to preemptive rights and free and clear of Liens.

(c) Except as disclosed in the Parent SEC Documents (as defined below), there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind (including distribution equivalent rights or phantom or other share awards) to which Parent or any Parent Subsidiary is a party or by which such entity is bound, obligating Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of beneficial interest, capital stock, voting securities, partnership interests or other ownership interests or awards in respect of Parent or any Parent Subsidiary or obligating Parent or any Parent Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking.

(d) All dividends or distributions on the Parent Common Stock which have been authorized or declared prior to the date hereof have been paid in full.

(e) As of the date hereof, the issued and outstanding partnership interests of Parent OP consist of (A) (i) 7,873 Class A common units of general partner interest in Parent OP and (ii) 8,040,688 Class A common units of limited partner interest in Parent OP (together, the “Parent Class A Units”) and (B) 31,445 Class C common units of limited partner interest in Parent OP, all of which are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and any capital contributions required to be made by the holders thereof have been made. Parent or a Parent Subsidiary is the sole general partner of Parent OP and as of the date hereof holds 100% of the outstanding Parent Class A Units. The OP Consideration, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued and fully paid, not subject to preemptive rights and free and clear of Liens.

Section 4.5. Authority; Board Action. Each of Parent and Merger Sub has the requisite corporate or limited liability company power and authority, respectively, to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The board of directors of Parent (at a meeting duly called and held) has by the unanimous vote of all directors present approved the Merger in accordance with the provisions of the applicable Entity Law. The execution and delivery of this Agreement by Parent and Merger Sub and consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding therefor may be brought.

Section 4.6. No Conflict or Violation; Consents.

(a) Except for (1) the filing with the SEC of the S-4 Registration Statement, (2) the filing and acceptance of the Certificate of Merger as required by applicable Entity Law, and (3) such filings as may be required in connection with the payment of any transfer and gains taxes, neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation or performance by Parent and Merger Sub of any of the transactions contemplated hereby will, directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with, or result in a violation of any provision of the Amended and Restated Articles of Incorporation or By-Laws of Parent, the Certificate of Formation or Limited Liability Company Agreement of Merger Sub or the comparable charter or organizational documents of any Parent Subsidiary;

(ii) assuming the consents, approvals, orders, authorizations, registrations, declarations, filings or permits referred to in Section 3.6(b) are duly and timely made or obtained, contravene, conflict with, result in a violation of any Legal Requirement of any Governmental Agency;

(iii) assuming the consents, approvals, orders, authorizations, registrations, declarations, filings or permits referred to in Section 3.6(b) are duly and timely made or obtained, contravene, conflict with, result in a violation of, or give any Governmental Agency the right to revoke, withdraw, suspend, cancel or terminate, any permit, approval, consent, authorization, license, variance, or permission required by a Governmental Agency under any Legal Requirement with respect to Parent, any Parent Subsidiary, or any of their respective operations or assets, including certificates of occupancy and certificates of need, if any (a “Parent Permit”);

(iv) cause any of the assets owned by Parent or any Parent Subsidiary to be reassessed or revalued by any taxing authority or other Governmental Agency except as provided by applicable law;

(v) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any material Contracts to which Parent or any Parent Subsidiary is a party; or

(vi) result in the imposition or creation of any Lien (other than a Permitted Lien) upon or with respect to any of the assets owned or used by Parent or any Parent Subsidiary;

except as to clauses (ii), (iii), (iv), (v) and (vi) as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) Except as disclosed on Section 3.6(b) of the Company Disclosure Letter, no consent, approval, order or authorization of, or registration, declaration, filing with, notice to, or permit from, any Governmental Agency or any other Person, is required by or on behalf of Parent or any of the Parent Subsidiaries in connection with the execution and delivery of his Agreement nor the consummation or performance of any of the transactions contemplated hereby, other than such consents, approvals, orders, authorizations, registrations, declarations, filings, notices or permits that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.7. SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Parent has filed with the SEC, and has heretofore made available to the Company (by public filing with the SEC or otherwise) correct and complete copies of, all reports, schedules, forms, statements and other documents required to be filed with the SEC by Parent since January 1, 2003 (collectively, the “Parent SEC Documents”). As of its respective filing date, each Parent SEC Document complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, as and to the extent applicable thereto, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document. Except to the extent that information contained in any Parent SEC Document filed and publicly available prior to the date of this Agreement has been revised or superseded by a later filed Parent SEC Document, none of the Parent SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements of Parent included in the Parent SEC Documents complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the applicable rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP and the applicable rules and regulations of the SEC, the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

Section 4.8. Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Documents, between December 31, 2004 and the date of this Agreement, (a) Parent and the Parent Subsidiaries have conducted their business only in the ordinary course and (b) there has not been any Parent Material Adverse Effect.

Section 4.9. Litigation. Except as disclosed in the Parent SEC Documents, as of the date of this Agreement, (a) there is no suit, action or proceeding pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary involving, affecting or relating to any assets, properties or operations of Parent or any Parent Subsidiary or the transactions contemplated by this Agreement and (b) neither Parent nor any Parent Subsidiary is subject to any Order of any Governmental Agency which, in the case of clauses (a) and (b), would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.10. Related Party Transactions. Except as disclosed in the Parent SEC Documents, there is no Contract entered into by Parent or any Parent Subsidiary under which continuing obligations exist with any Person who is an officer, trustee (or person occupying a similar position in any other entity) or Affiliate of Parent or any of the Parent Subsidiaries, any member of the “immediate family” (as such term is defined in Item 404 of Regulation S-K under the Securities Act) of any of the foregoing or any entity of which any of the foregoing is an Affiliate.

Section 4.11. Taxes. Parent has been since January 1, 1999, and will be through the Closing Date be, a REIT within the meaning of Section 856 of the Code. To its Knowledge, Parent has neither taken nor omitted to take any action that could result in a reasonable challenge to its status as a REIT, and no such challenge is pending or threatened in writing.

Section 4.12. Compliance with Legal Requirements. Parent and the Parent Subsidiaries have complied with all applicable Legal Requirements and have not received any notice of violation of any such Legal Requirement, except as would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.13. Contracts.

(a) All Material Contracts of Parent and all Parent Subsidiaries have been filed as exhibits to the Parent SEC Documents. Each Material Contract of Parent or a

Parent Subsidiary is a valid, binding and enforceable against Parent or a Parent Subsidiary party thereto and, to Parent’s Knowledge, the other parties thereto, in accordance with its terms, and in full force and effect, except where such failure to be so valid, binding and enforceable and in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered or made available to the Company a copy of each Material Contract of Parent and the Parent Subsidiaries, as amended to the date hereof.

(b) There are no defaults by Parent or any Parent Subsidiary party thereto, nor, to Parent’s Knowledge, any other party thereto, under any Material Contract of Parent or a Parent Subsidiary (and no event has occurred which, with due notice or lapse of time or both, would constitute a default), except those defaults that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.14. Investment Company Act of 1940. Neither Parent nor any of the Parent Subsidiaries is, or at the Effective Time will be, required to be registered under the Investment Company Act of 1940, as amended.

Section 4.15. Insurance. Parent maintains insurance policies with reputable insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Parent.

Section 4.16. Available Funds. On the Closing Date, Parent will have available all funds necessary (i) to pay the cash portion of the Merger Consideration, (ii) to the extent required, to refinance the outstanding indebtedness of the Company, and (iii) to satisfy all its other respective obligations hereunder and in connection with the Merger.

Section 4.17. Merger Sub Operations. Merger Sub is a wholly owned indirect Subsidiary of Parent formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated herein.

Section 4.18. Vote Required. No vote of the holders of any class or series of the Parent’s capital stock is necessary to approve this Agreement and the Merger.

Section 4.19. Investigation. Parent and Merger Sub acknowledge and agree that each such party has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Company, the Company Subsidiaries, the Company Properties and their respective businesses. Each of Parent and Merger Sub further acknowledges and agrees that the only representations, warranties, covenants and agreements made by the Company are the representations, warranties, covenants and agreements expressly made in this Agreement and the Company makes and has made no other express or implied representation, warranty, covenant or agreement with respect to the Company, the Company Subsidiaries, the Company Tenants, the Company Properties (including with respect to title, physical condition, environmental condition, fitness and quality, income and expenses of operation, value and profitability, current or potential uses, current or future zoning or suitability for renovation or construction) or their respective businesses or otherwise or with respect to any other information provided by the Company or any of its affiliates or representatives. Neither Parent nor Merger Sub has relied upon any other representation or other information made or supplied by or on behalf of the Company or by any Affiliate or Representative of the Company.

Section 4.20. Brokers. No broker, investment banker or other person, other than Merrill Lynch & Co., the fees and expenses of which have been disclosed to the Company prior to the date of this Agreement, is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

Section 4.21. Information Supplied. None of the information to be supplied by Parent or its Representatives specifically for inclusion or incorporation by reference in the S-4 Registration Statement or the Proxy Statement/Prospectus to be filed with the SEC in connection with the Merger will, at the time the S-4 Registration Statement is declared effective by the SEC and on the date the Proxy Statement/Prospectus is first mailed to the holders of Company Common Stock or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the date of the Company Shareholders Meeting, any event with respect to Parent, or with respect to information supplied by Parent specifically for inclusion in the S-4 Registration Statement or the Proxy Statement/Prospectus, shall occur which is required to be described in an amendment of, or supplement to, the S-4 Registration Statement or the Proxy Statement/Prospectus, such event shall be so described by Parent and provided to the Company. All documents that Parent is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form, in all material respects, with the provisions of the Exchange Act, and each such document required to be filed with any Governmental Agency other than the SEC will comply in all material respects with the provisions of applicable law as to the information required to be contained therein. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to the information supplied or to be supplied by the Company or any Representative thereof for inclusion or incorporation by reference in the S-4 Registration Statement or the Proxy Statement/Prospectus.

Section 4.22. Termination of Employment. Parent and Merger Sub acknowledge and agree that the Merger constitutes a “Change in Control” as defined in each of those certain employment agreements entered into by and between the Company and certain executives of the Company and specifically identified as such on Section 4.22 of the Company Disclosure Letter (the “Employment Agreements”) followed by a termination of such executives’ employment by the Company entitling each of them at the Effective Time to the compensation and benefits described in Section 10(c) of such respective Employment Agreements.

ARTICLE V.

COVENANTS

Section 5.1. Conduct of the Company’s Business Pending Merger. Prior to the Effective Time, except (x) as set forth on Section 5.1 of the Company Disclosure Letter, (y) as consented to in writing by Parent or (z) in connection with the transactions contemplated herein, the Company shall, and shall cause each of the Company Subsidiaries to:

(a) Affirmative Business Covenants.

(i) conduct its business only in the ordinary course of business and in material compliance with all Legal Requirements and in substantially the same manner as heretofore conducted;

(ii) use reasonable efforts to preserve intact its business organizations and goodwill and keep available the services of its officers and employees;

(iii) maintain its books and records in accordance with GAAP consistently applied and not change any of its methods, principles or practices of accounting in effect at the Financial Statement Date, except as may be required by GAAP;

(iv) use reasonable efforts to maintain insurance in such amounts and against such risks and losses as in effect on the date hereof;

(v) perform in all material respects all obligations under all Material Contracts and Company Permits, and shall enforce its material rights under all Material Contracts unless, in the good faith judgment of the Company, after consultation with Parent, the Company determines that enforcement of such rights is inadvisable;

(vi) continue to maintain, in all material respects, their properties in accordance with present practices in a condition, taken as a whole, reasonably suitable for their current use;

(vii) subject to Section 6.9, make distributions at times and in amounts sufficient to permit the Company to elect to be treated as a REIT, and to maintain in effect the Company’s status following such election as a REIT under the Code;

(viii) timely elect that the Company be treated as a REIT, and to maintain in effect the Company’s status as a REIT under the Code following such election;

(ix) in accordance with Section 6.7(c), file all Tax returns and reports when due (taking into account all permitted extensions) and timely pay all Taxes when due, except for such Taxes that are being contested in good faith in appropriate proceedings where the Company or the applicable Company Subsidiary has set aside on its books adequate reserves; and

(x) keep and perform in all material respects all of the obligations to be performed by the Company under the Bond Documents;

(b) Negative Business Covenants. not:

(i) incur, become subject to or assume or agree to incur, become subject to or assume any Liability or Indebtedness, except for (x) Liabilities incurred in the ordinary course of business (including payment of dividends pursuant to Section 6.9) and (y) Indebtedness under existing lines of credit in the ordinary course of business;

(ii) make any loans, advances or capital contributions to, or investments in, any other Person (other than to (x) wholly owned Company Subsidiaries or (y) as permitted by Section 5.1(f)(v));

(iii) except pursuant to a written commitment or contractual obligation (each, a “Commitment”) in existence on the date hereof and previously provided or made available to Parent, sell, lease, mortgage, subject to Lien or Property Restrictions, or otherwise dispose of, any Company Property or other assets, excluding Permitted Liens and any other such Lien or Property Restriction as is not material individually or in the aggregate to the applicable asset and excluding sales of property that do not exceed $100,000 individually or $500,000 in the aggregate;

(iv) pay, discharge or satisfy any material Liabilities, other than the payment, discharge or satisfaction, in the ordinary course of business, or in accordance with their terms, of Liabilities reflected or reserved against in the Company Audited Financials, or incurred since the Financial Statement Date in the ordinary course of business;

(v) modify, amend or terminate any Material Contract (including any Bond Documents or any other material agreement or contract relating to or affecting the Bond Properties) of the Company or any Company Subsidiary (other than the Tax Matters Agreements, the AHC SPA or the FBA SPA) or any Contract pursuant to which the Persons identified in Section 3.25 are entitled to receive the fees specified in such Section or otherwise increase the fees payable to the Persons identified in Section 3.25 or waive, release or assign any material rights or material claims thereunder, or enter into any new Material Contracts;

(vi) modify, amend or terminate, or make any indemnification claims under (except to the extent necessary to preserve any claims or rights thereunder) or waive, release or assign any material rights or material claims under, the Tax Matters Agreements, the AHC SPA or the FBA SPA;

(vii) modify, amend or terminate, or (except as otherwise provided in the Agreement Regarding Leases dated as of October 19, 2004, as amended, or the Agreement Regarding Leases dated as of October 20, 2004, as amended) release any security deposit under, any Property Lease, or waive, release or assign any rights or claims thereunder;

(viii) except pursuant to a written Commitment in existence on the date hereof and previously provided or made available to Parent, make or agree to make any single capital expenditure in excess of $100,000 or capital expenditures in excess of $500,000 in the aggregate;

(ix) except pursuant to a written Commitment in existence on the date hereof and previously provided or made available to Parent, (A) acquire, enter into any option to acquire, exercise an option or other right or election, or enter into any other Commitment for the acquisition of any real property or other transaction involving nonrefundable deposits in excess of $100,000 individually or $500,000 in the aggregate, (B) commence construction of, or enter into any Commitment to develop or construct, other real estate projects, or (C) enter into any lease or incur or commit to incur any tenant allowances or landlord funded construction expenditures related thereto;

(x) merge or consolidate with, acquire all or substantially all the assets of, or acquire the beneficial ownership of a majority of the outstanding capital stock or other equity interest in any Person (other than any Subsidiary) or division thereof; or

(xi) do anything within its control to cause or effect a default under any of the Bond Documents in any material respect or adversely affect in any material respect the exclusion from gross income of interest on the Bonds, and promptly send to the Parent copies of all notices and correspondence from any Bond trustee, Bond issuer or Regulatory Authority;

(c) Organizational Documents. not amend the Company Organizational Documents or the articles of incorporation, by-laws, partnership agreement, joint venture agreement or comparable charter or organization document of the Company or any Company Subsidiary;

(d) Capital Stock. not (i) declare, set aside or pay any dividend or other distribution payable in cash, shares, stock or property with respect to the Company’s shares of beneficial interest or capital stock of the Company Subsidiaries (other than as may be required by the agreements set forth on Section 5.1(d) of the Company Disclosure Letter), other than pursuant to Section 6.9 and other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent, (ii) redeem, purchase or otherwise acquire directly or indirectly any of the Company’s shares of beneficial interest (or options, warrants, calls, commitments or rights of any kind to acquire any shares of beneficial interest of the Company) or capital stock of any Company

Subsidiary, except for deemed transfers of Company excess shares required under the Declaration in order to preserve the status of the Company as a REIT under the Code; (iii) except for the issuance of up to 331,250 LTIP Units as described in Section 2.2(c) or of shares of Company Common Stock upon conversion of the LTIP Units, issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of beneficial interest or capital stock of any class of the Company or the Company Subsidiaries; (iv) split, combine or reclassify the outstanding capital stock of the Company or of its Subsidiaries; or (v) make any loan or advance to, or payment (including with respect to outstanding Indebtedness) for the benefit of, any direct or indirect beneficial owner of any Company Common Stock, other than payment of salary and benefits to employees and payment of fees and expenses of trustees, in the ordinary course of business, and advances permitted under Section 5.1(f)(v);

(e) Defensive Measures. ensure that the Defensive Measures are not applicable to the Merger and the transactions contemplated by this Agreement;

(f) Employees and Affiliates. except as required by any Legal Requirement, not:

(i) increase in any manner the compensation or fringe benefits of any trustee, director or officer of the Company or any Company Subsidiary or pay any benefit not required by any plan and arrangement as in effect as of the date hereof;

(ii) increase the compensation or benefits payable or to become payable to the Company’s employees or employees of any of the Company’s Subsidiaries;

(iii) except for the issuance of up to 331,250 LTIP Units as described in Section 2.2(c), (A) adopt any new, (B) grant any award under, or (C) amend or otherwise increase, or accelerate the payment or vesting of the amounts payable or to become payable under, any existing Employee Plan;

(iv) enter into or modify or amend any employment or severance agreement with or grant any severance or termination rights to any officer, trustee, director or employee;

(v) make any loan to any trustee, director, executive officer or employee (other than travel advances in the ordinary course of business);

(vi) engage in a transaction with, or enter into, amend, modify, terminate, waive or take any similar action with respect to any Contract with, an Affiliate, or a person described in Section 3.12;

(g) Litigation. not settle or otherwise compromise any shareholder derivative or class action claims arising out of or in connection with any of the transactions contemplated by this Agreement or any material litigation, arbitration or other judicial or administrative dispute or proceeding relating to the Company, any of the Company Subsidiaries or any of their respective assets;

(h) Taxes. not (i) make or rescind any express or deemed election relative to Taxes or alter any method of Tax accounting, (ii) enter into any Tax sharing, Tax indemnity or Tax Protection Agreement; (iii) settle, compromise, enter into, or agree to enter into a closing agreement or settle any material federal, state, local or foreign Tax liability, (iv) extend the statute of limitations with respect to any Taxes of the Company or any Company Subsidiary or (v) engage in any action that could reasonably be expected to cause the Company to fail to continue to qualify as a REIT;

(i) Consent Fees. not make any payments or incur any Liability or obligation for the purpose of obtaining any consent from any Person to the Merger, other than (i) filing fees paid to Governmental Agencies in connection with the Merger and (ii) payments not in excess of $50,000 in the aggregate;

(j) Competing Transactions. not waive the benefits of, or agree to modify in any material manner, any confidentiality, standstill or similar agreement relating to the Company or the Company Subsidiaries;

(k) Satisfaction of Closing Conditions. not take any action that would reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(l) Fees and Expenses. not pay fees and expenses to the Company Financial Adviser, other than the Company Financial Adviser Fee; and

(m) No Authorization of Prohibited Matters. not authorize, recommend, propose or announce an intention to do any of the foregoing prohibited actions, or enter into any Contract to do any of the foregoing prohibited actions.

Section 5.2. Conduct of Business of Parent. Prior to the Effective Time, except (x) as consented to in writing by the Company or (y) in connection with the transactions contemplated herein, Parent shall, and shall cause each of the Parent Subsidiaries to:

(a) Affirmative Business Covenants.

(i) conduct its business only in the ordinary course of business and in compliance with all Legal Requirements and in substantially the same manner as heretofore conducted;

(ii) use reasonable efforts to preserve intact its business organizations and goodwill and keep available the services of its officers and employees;

(iii) maintain its books and records in accordance with GAAP consistently applied and not change any of its methods, principles or practices of accounting in effect at the Financial Statement Date, except as may be required by GAAP;

(iv) subject to Section 6.9, make distributions at times and in amounts sufficient to maintain in effect Parent’s status as a REIT under the Code;

(v) maintain in effect Parent’s status as a REIT under the Code; and

(vi) file all Tax returns and reports when due (taking into account all permitted extensions) and timely pay all Taxes when due, except for such Taxes that are being contested in good faith in appropriate proceedings and Parent or the applicable Parent Subsidiary has set aside on its books adequate reserves;

(b) Negative Business Covenants. not:

(i) declare, set aside or pay any dividend or other distribution payable in cash, shares, stock or property with respect to any shares of capital stock of Parent or any Parent Subsidiary other than pursuant to Section 6.9 and other than dividends and distributions by a direct or indirect wholly owned Parent Subsidiary to its parent; or

(ii) amend the Parent Organizational Documents or the partnership agreement of Parent OP in an manner that adversely affects the holders of Company Common Stock or LTIP Units, respectively;

(c) Satisfaction of Closing Conditions. not take any action that would reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied; and

(d) No Authorization of Prohibited Matters. not authorize, recommend, propose or announce an intention to do any of the foregoing prohibited actions, or enter into any Contract to do any of the foregoing prohibited actions.

Section 5.3. Access to Information: Confidentiality.

(a) Prior to the Effective Time, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, afford to the other party and to the officers, employees, accountants, counsel, financial advisers, brokers, consultants and other representatives (collectively, “Representatives”) of such other party, reasonable access during normal business hours upon reasonable advance notice, prior to the Effective Time, to all their respective properties, including for the purpose of performing any environmental investigation (and, in the case of environmental investigation, at Parent’s cost and subject to Parent providing indemnification reasonably satisfactory to the Company for property damage) that Parent shall, in its sole discretion, deem reasonably necessary or advisable, books, contracts, commitments, personnel and records (including Bond Documents and related materials requested by Parent) and, during such period, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, furnish promptly to the other party (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws, (ii) all other information concerning its business, properties and personnel as such other party may reasonably request and (iii) all Tenant Deliveries and compliance certificates delivered to any lender.

(b) Prior to the Effective Time, the Company shall use all reasonable efforts to cause Parent to have reasonable access to, and to consult and communicate with, the officers of Company Tenants during normal business hours upon reasonable advance notice, prior to the Effective Time.

(c) Each of the Company and Parent shall, and shall cause its Subsidiaries to, use all reasonable efforts to cause its Representatives to hold any nonpublic information in confidence to the extent required by, and in accordance with, and will comply with the confidentiality provisions of, the agreement between Parent and the Company dated March 1, 2005 (the “Confidentiality Agreement”).

Section 5.4. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other after receiving or becoming aware:

(a) of any notice or other communication from any Person (i) alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or (ii) making allegations which, if true, would cause any representation or warranty made by it contained in this Agreement that is qualified as to “materiality,” “Company Material Adverse Effect” or “Parent Material Adverse Effect” (as applicable) to be untrue or inaccurate in any respect or any such representation or warranty that is not so qualified to be untrue or inaccurate in any material respect;

(b) of any notice or other communication from any Governmental Agency in connection with the transactions contemplated by this Agreement;

(c) of any actions, suits, claims, investigations or proceedings commenced or, to their Knowledge, threatened that relate to the consummation of the transactions contemplated by this Agreement;

(d) (i) if any representation or warranty made by it contained in this Agreement that is qualified as to “materiality,” “Company Material Adverse Effect” or “Parent Material Adverse Effect” (as applicable) becomes untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becomes untrue or inaccurate in any material respect; (ii) of any failure to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; and (iii) of the occurrence of any event that, individually or in the aggregate, is reasonably likely to cause a Company Material Adverse Effect or a Parent Material Adverse Effect (as applicable); and

(e) of any notice of non-compliance, default or event of default, mandatory tender, mandatory redemption or similar event in respect of any Bond Documents and of any audit, investigation or inquiry by the IRS, the SEC, any Bond issuer or agent thereof, the IRS, the SEC, and/or any state tax or securities authorities or agencies in respect of the Bonds or any Bond Property.

ARTICLE VI.

ADDITIONAL COVENANTS

Section 6.1. Proxy Statement/Prospectus; the Company Shareholders Meeting.

(a) As soon as reasonably practicable after the date hereof, Parent and the Company shall promptly prepare a proxy statement and prospectus (the “Proxy Statement/Prospectus”) constituting a part of Parent’s registration statement relating to the issuance of shares of Parent Common Stock in the Merger, which registration statement shall not incorporate any information by reference without the prior consent of the Company (the “S-4 Registration Statement”), and Parent shall file with the SEC the S-4 Registration Statement as promptly as practicable thereafter (but in any event shall use its best efforts to file such S-4 Registration Statement within ten (10) Business Days after the date of this Agreement, subject to the Company promptly providing to Parent all of the information required to be disclosed in such S-4 Registration Statement regarding the Company, the Company Subsidiaries and the Company Tenants (including any financial statements thereof) and cooperating in the preparation of such S-4 Registration Statement, including the preparation of any required pro forma financial information). Parent shall use all reasonable efforts to have the S-4 Registration Statement declared effective by the SEC under the Securities Act as promptly as practicable after such filing, and the Company shall use all reasonable efforts to mail the Proxy Statement/Prospectus to the holders of Company Common Stock as promptly as practicable after the date on which such S-4 Registration Statement is so declared effective (but in any event within five (5) Business Days after such date). The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, executive officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the S-4 Registration Statement or the Proxy Statement/Prospectus. The Proxy Statement/Prospectus shall include the recommendation of the Board in favor of approval and adoption of this Agreement and the Merger, except to the extent the Board shall have withdrawn or modified its approval or recommendation of this Agreement as permitted by Section 6.6 or, upon the advice of outside counsel, otherwise to comply with the Board’s fiduciary duties. The parties shall promptly provide copies, consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the S-4 Registration Statement and the Proxy Statement/Prospectus and advise one another of any oral comments received from the SEC.

(b) Parent shall make all necessary filings with respect to the Merger and the transactions contemplated thereby under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each party will advise the other, promptly after it receives notice thereof, of the time when the S-4 Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the S-4 Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. No amendment or supplement to the Proxy Statement/Prospectus or the S-4 Registration Statement shall be filed without the approval of Parent and the Company, which approval shall not be unreasonably withheld or delayed. If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Proxy Statement/Prospectus or the S-4 Registration Statement so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the shareholders of the Company.

(c) The Company shall (i) as soon as practicable following the date hereof, duly call and give notice of the Company Shareholders Meeting for the purpose of obtaining the Company Shareholder Approval and (ii) as soon as practicable following the date the S-4 Registration Statement is declared effective by the SEC under the Securities Act, convene and hold the Company Shareholders Meeting for the purpose of obtaining the Company Shareholder Approval. The Company will, through its Board, recommend to its shareholders approval of this Agreement, the Merger and the transactions contemplated by this Agreement; provided, that prior to the Company Shareholders Meeting, such recommendation may be withdrawn or modified as permitted by Section 6.6 or, upon the advice of outside counsel, otherwise to comply with the Board’s fiduciary duties. The Company shall use all reasonable efforts to solicit and obtain from stockholders of the Company proxies in favor of the Merger.

(d) The Company shall call and hold the Company Shareholders Meeting whether or not the Board at any time subsequent to the date hereof determines that this Agreement or the Merger is no longer advisable, recommends the rejection thereof by the Company shareholders, or otherwise makes an Adverse Recommendation (as defined below).

Section 6.2. Anti-Takeover Provisions. The Company shall take all actions required, if any, to exempt or otherwise render inapplicable (or continue the exemption or inapplicability of) the Merger and the other transactions contemplated hereby from the Defensive Measures (including not reinstituting any appraisal rights pursuant to Subtitle 2) and shall use all reasonable efforts to take all actions required, if any, to exempt or otherwise render inapplicable (or continue the exemption or inapplicability of) the Merger and the other transactions contemplated hereby from any “fair price,” “moratorium,” “control share acquisition” or any other anti-takeover statute or similar statute enacted under the state or federal laws of the United States or similar statute or regulation that may purport to be applicable to the Merger and the transactions contemplated by this Agreement.

Section 6.3. Reasonable Efforts; Consents and Approvals. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under or in compliance with applicable Legal Requirements to consummate and make effective the transactions contemplated by, and comply with their applicable covenants set forth in, this Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals from any Person, including the Company obtaining any consents and opinions under the Bond Documents and those consents set forth on Section 3.6 of the Company Disclosure Letter, to effect all necessary registrations and filings and to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible). Notwithstanding anything to the contrary herein, the Company shall not obtain any consent that will affect Parent or the Company to either of their economic detriment, including any modification of any Contract or Company Permit, and the Company shall not, without the prior written consent of Parent, pay consideration of more than $50,000, in the aggregate, in connection with obtaining any waivers, consents and approvals. Each party shall promptly inform the other party of any communication with, and any proposed understanding, undertaking, or agreement with, any Governmental Agency regarding any such filings or any such transaction. Neither party shall participate in any meeting with any Governmental Agency in respect of any such filings, investigation, or other inquiry without giving the other party notice of the meeting and, to the extent permitted by such Governmental Agency, the opportunity to attend and participate. The parties hereto shall execute and deliver any reasonably requested documents (in form and substance) at the Closing to facilitate the transactions contemplated hereby. The parties hereto shall also timely (at or prior to the Closing) file any transfer notices in the appropriate jurisdictions and give any required prior notices to any Person that is entitled thereto under any Contract or under any Legal Requirement.

Section 6.4. Listing of Shares. Parent shall use all reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing, upon official notice of issuance, on the NYSE.

Section 6.5. Resignations. Upon the written request of Parent, (i) the Company shall cause any or all of the trustees or directors (or persons occupying similar positions in any limited liability company or other entity) and/or officers of each direct or indirect wholly owned Subsidiary to resign or be removed or, as to officers, to resign or be terminated, effective as of the Closing, and (ii) if the Company or any of its affiliated entities has the right to appoint any director (or person occupying a similar position in any limited liability company or other entity) or to cause the resignation or termination of any officer of any other entity in which the Company (directly or indirectly) owns an equity interest, the Company shall cause, effective as of the Closing, such director to resign or to be removed and/or such officer to resign or be terminated. All trustees, officers and employees of the Company shall be deemed to have resigned at the Effective Time. Parent and Merger Sub acknowledge and agree that the Merger constitutes a “Change in Control” as defined in the Employment Agreements followed by a termination of such executives’ employment by the Company entitling each of them at the Effective Time to the compensation and benefits described in Section 10(c) of the respective Employment Agreements.

Section 6.6. No Solicitation.

(a) Subject to Section 6.6(b), on and after the date hereof and prior to the Effective Time, the Company agrees that:

(i) neither the Company nor any Company Subsidiary shall invite, initiate, solicit or encourage, directly or indirectly, any inquiries, proposals, discussions or negotiations or the making or implementation of any proposal or offer (including any proposal or offer to the Company shareholders) with respect to any direct or indirect (A) merger, consolidation, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction, (B) sale, acquisition, tender offer, exchange offer (or the filing of a registration statement under the Securities Act in connection with such an exchange offer), share exchange or other transaction or series of related transactions that, if consummated, would result in the issuance of securities representing, or the sale, exchange or transfer of, 20% or more of the outstanding voting equity securities of the Company or equity interests in any Company Subsidiary (including partnership interests and units), or (C) sale, lease, exchange, mortgage, pledge, transfer or other disposition (“Transfer”) of any assets of the Company or any Company Subsidiary in one or a series of related transactions that, if consummated, would result in the Transfer of more than 20% of the consolidated assets of the Company (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”), or engage in any discussions or negotiations with or provide any confidential or non-public information or data to, or afford access to properties, books or records to, any Person relating to, or that may reasonably be expected to lead to, an Acquisition Proposal, or enter into any letter of intent, agreement in principle or agreement relating to an Acquisition Proposal, or propose publicly to agree to do any of the foregoing, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal;

(ii) neither the Company nor any Company Subsidiary shall permit any of their respective Representatives to engage in any of the activities described in Section 6.6(a)(i);

(iii) the Company and the Company Subsidiaries shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing (including any Acquisition Proposal) and shall use all reasonable efforts to inform each Representative of the Company of the obligations undertaken in this Section 6.6 and to cause each such Company Representative to comply with such obligations; and

(iv) the Company shall (A) notify Parent promptly (but in any event within 48 hours after any executive officer actually receives notice thereof), orally and in writing, if the Company, any Company Subsidiary or any Company Representative receives (1) an Acquisition Proposal or any material amendment or change in any previously received Acquisition Proposal, (2) any request for confidential or nonpublic information or data relating to, or for access to the properties, books or records of, the Company or any Company Subsidiary by any Person that has made, or to such party’s knowledge may be considering making, an Acquisition Proposal, or (3) any oral or written expression that any such activities, discussions or negotiations are sought to be initiated or continued with the Company, and, as applicable, include in such notice the identity of the Person making such Acquisition Proposal, indication or request, the material terms of such Acquisition Proposal, indication or request and, if in writing, shall promptly deliver to Parent copies of any proposals, indications of interest or requests along with all other related documentation and correspondence; and (B) keep Parent informed of the status and material terms of (including all material changes to the status or material terms of) any such Acquisition Proposal, indication or request.

(b) Notwithstanding Section 6.6(a), the Board shall not be prohibited from furnishing information to, or entering into discussions or negotiations with, any Person that makes a bona fide written Acquisition Proposal to the Board after the date hereof which was not invited, initiated, solicited or encouraged by the Company, any Company Subsidiary or any Company Representative on or after the date hereof if, and only to the extent that, (i) the Board concludes in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the Board’s duties to the Company and its shareholders under Maryland law, (ii) a majority of the independent members of the Board determines in good faith, after consultation with the Company Financial Adviser, or other financial advisers of nationally recognized reputation, and outside legal counsel, that such Acquisition Proposal is reasonably likely to result in a Superior Acquisition Proposal (as defined below), (iii) the Company complies with all of its obligations under this Agreement, (iv) prior to or concurrently with furnishing such information to, or entering into discussions or negotiations with, such Person, the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions with such Person and (v) the Company enters into a confidentiality agreement with such Person the material terms of which are (without regard to the terms of such Acquisition Proposal) in all material respects no less favorable to the Company, and no less restrictive to the Person making such Acquisition Proposal, than those contained in the Confidentiality Agreement.

(c) Neither the Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Board or any such committee of this Agreement or the Merger or (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal. Notwithstanding the foregoing, the Board, to the extent required by the fiduciary obligations thereof, as determined in good faith by a majority of the independent members of the Board after consultation with outside counsel, may withdraw or modify, or propose to withdraw or modify, the approval or recommendation by the Board or any such committee of this Agreement or the Merger, or may approve or recommend, or propose to approve or recommend, a Superior Acquisition Proposal.

(d) For all purposes of this Agreement, “Superior Acquisition Proposal” means a bona fide unsolicited written proposal made by a third party to acquire, directly or indirectly, the Company and/or the Company Subsidiaries pursuant to a tender or exchange offer, merger, share exchange, consolidation or sale of all or any substantial part of the assets of the Company and the Company Subsidiaries or otherwise (i) on terms which a majority of the independent members of the Board determines in good faith, (A) after consultation with the Company Financial Adviser, or other financial advisers of nationally recognized reputation, and outside legal counsel, are superior, from a financial point of view, to the Company shareholders to those provided for in the Merger (taking into account all the terms and conditions of the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation) and (B) to be more favorable generally to the Company shareholders (taking into account all financial and strategic considerations and other relevant factors, including relevant legal, financial, regulatory and other aspects of such proposals, and the conditions, prospects and time required for completion of such proposal), (ii) for which financing, to the extent required, in the reasonable judgment of the Board is capable of being obtained and (iii) which the Board determines in good faith is reasonably capable of being consummated.

(e) Any disclosure that the Board may make with respect to the receipt of an Acquisition Proposal in order to comply with its duties imposed by Rule 14d-9 or 14e-2 of the Exchange Act, if applicable, shall not constitute a violation of this Section 6.6.

(f) Nothing in this Section 6.6 shall (i) permit the Company to terminate this Agreement (except as expressly provided in Article IX) or (ii) except as expressly provided herein, affect any other obligations of the Company under this Agreement.

Section 6.7. Taxes.

(a) Following the Effective Time, Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the transactions contemplated by this Agreement (including with any related interest, penalties or additions to tax, “Transfer and Gains Taxes”). From and after the Effective Time, Parent shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to the shareholders of the Company and any holders of LTIP Units all Transfer and Gains Taxes.

(b) Parent and Company intend that the Merger and the other transactions contemplated by this Agreement shall be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code to the Company and the

Company’s shareholders and as a contribution within the meaning of Section 721 of the Code to the holders of LTIP Units granted prior to the date hereof. Parent and Company agree that they shall cooperate with each so as to consummate the Merger and other transactions contemplated by this Agreement in such manner that effectuates the intent of Parent and Company as set forth in this Section 6.7(b).

(c) The Company shall provide Parent with copies of draft Tax Returns prepared by or on behalf of the Company or any Company Subsidiary, including all Tax Returns prepared by AHC and Brookdale Living Communities, Inc. (formerly BLC Senior Holdings, Inc.) pursuant to the Tax Matters Agreements, no later than twenty (20) days prior to the date such Tax Returns are required to be filed with the appropriate Governmental Agency. The Company shall in good faith consult with Parent regarding any comments Parent may have with respect to such Tax Returns.

(d) The Company shall reasonably cooperate with any request made by Parent after the date hereof to obtain tax returns, records or other information regarding the Company or any Company Subsidiary (or any predecessor thereof) or any affiliated group (within the meaning of Section 1504 of the Code) of which such entity was a member. In that connection, the Company shall not object to any reasonable inquiry made by Parent to any tenant (or to direct or indirect owner of any tenant) for such information.

Section 6.8. Affiliate Letter. On or prior to the date of the Company Shareholders Meeting, the Company will deliver to Parent a letter (the “Company Affiliate Letter”) identifying all persons who are “affiliates” of the Company for purposes of Rule 145 under the Securities Act (“Rule 145”). On or prior to the Closing Date, the Company will use its reasonable efforts to cause each person identified as an “affiliate” in the Company Affiliate Letter to deliver a written agreement, in form and substance reasonably acceptable to Parent, in connection with restrictions on affiliates under Rule 145.

Section 6.9. Coordination of Dividends.

(a) From and after the date of this Agreement, the Company shall not make any dividend or distribution to its shareholders, and Company OP shall not make any dividend or distribution to its partners, in each case without the prior written consent of Parent in its sole discretion; provided, however, that such written consent of Parent shall not be required for the authorization and payment by the Company of (i) regular quarterly distributions of up to $0.34 per share of Company Common Stock per quarter to the holders thereof for the quarter ending March 31, 2005 and for each quarter thereafter ending prior to the Effective Time (with regular declaration and payment dates); (ii) a distribution per Company OP Unit in the same amount as a dividend per share of Company Common Stock permitted pursuant to clause (i) above or Section 6.9(c), with the same record and payment dates as such dividends on Company Common Stock; or (iii) the dividend required pursuant to Section 6.9(c) below.

(b) From and after the date of this Agreement, Parent shall not make any dividend or distribution to its stockholders, and Parent OP shall not make any dividend or distribution to its partners, in each case without the prior written consent of the Company in its sole discretion; provided, however, that such written consent of the Company shall not be required for the authorization and payment by Parent of (i) regular quarterly distributions of up to $0.36 per share of Parent Common Stock per quarter to the holders thereof for the quarter ending March 31, 2005 and for each quarter thereafter ending prior to the Effective Time (with regular declaration and payment dates); (ii) a distribution per Parent OP Unit in the same amount as a dividend per share of Parent Common Stock permitted pursuant to clause (i) above or Section 6.9(c), with the same record and payment dates as such dividends on Parent Common Stock; or (iii) the dividend required pursuant to Section 6.9(c) below.

(c) Each of Parent and the Company shall declare a dividend to their respective stockholders, the record date for which shall be the close of business on the last business day prior to the Effective Time. The dividend of each shall be equal to such party’s most recent quarterly dividend rate, multiplied by the number of days elapsed since (i) the then last dividend record date, in the case of Parent, and (ii) the first day immediately following the Company’s most recently completed fiscal quarter for which dividends have been paid (or have been declared and are payable), in the case of the Company, and in each case, through and including the Effective Time, and divided by the actual number of days in the quarter in which such dividend is declared.

Section 6.10. Transition Services Agreement. At the Closing, Parent shall cause the Surviving Entity to enter into a mutually satisfactory transition services agreement (the “Transition Services Agreement”) with an entity (“NewCo”) to be formed by certain of the executive officers of the Company containing the terms set forth on Exhibit D hereto.

Section 6.11. Registration Rights Agreement. At the Closing, Parent shall execute and deliver to the holders of LTIP Units the registration rights agreement, in the form of Exhibit E hereto (the “Registration Rights Agreement”).

ARTICLE VII.

CONDITIONS

Section 7.1. Conditions to Each Party’s Obligation to Effect the Merger. The obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

(a) The Company Shareholder Approval. The Company shall have received the Company Shareholder Approval.

(b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated hereby shall be in effect.

(c) NYSE Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(d) Effectiveness of the S-4 Registration Statement. The S-4 Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated and not concluded or withdrawn.

Section 7.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the following additional conditions, any one or more of which may be waived in writing by Parent:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifier therein) on and as of the date hereof and on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date (except to the extent the representation or warranty is expressly limited by its terms to another date), except where the failure of such representations and warranties to be true and correct, in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, and Parent shall have received a certificate signed on behalf of the Company by its chief executive officer or its chief financial officer, in such capacity, to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by its chief executive officer or its chief financial officer, in such capacity, to such effect.

(c) Material Adverse Effect. Since the date hereof, there shall have been no Company Material Adverse Effect or event or occurrence which could reasonably be expected to result in a Company Material Adverse Effect.

(d) Tax Opinion Relating to REIT Status. Parent shall have received an opinion from Sidley Austin Brown & Wood LLP, dated as of the Closing Date, in the form of Exhibit F hereto, to the effect that, for its taxable year ended December 31, 2004, the Company qualified as a REIT under the Code, and the Company’s proposed method of operations would have enabled the Company to have continued to qualify as a REIT from January 1, 2005 through the Closing Date.

(e) OP Agreements. All holders of LTIP Units shall have entered into an OP Agreement, and all such OP Agreements shall be in full force and effect with respect to the holders of such LTIP Units such that after the Effective Time all of the outstanding partnership interests in Company OP shall be held, directly or indirectly, by the Surviving Entity and Parent and/or Parent OP.

(f) Defensive Measures. The Defensive Measures shall not be applicable to the Merger and the transactions contemplated by this Agreement.

Section 7.3. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and to consummate the other transactions contemplated to occur on the Closing Date is further subject to the following conditions, any one or more of which may be waived in writing by the Company:

(a) Representations and Warranties. The representations and warranties of Parent contained in this Agreement shall be true and correct (without giving effect to any “materiality” or “Parent Material Adverse Effect” qualifier therein) on and as of the date hereof and on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date (except to the extent the representation or warranty is expressly limited by its terms to another date), except where the failure of such representations and warranties to be true and correct, in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, and the Company shall have received a certificate signed on behalf of Parent by its chief executive officer or its chief financial officer, in such capacity, to such effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by its chief executive officer or its chief financial officer, in such capacity, to such effect.

(c) Material Adverse Effect. Since the date hereof, there shall have been no Parent Material Adverse Effect or event or occurrence which could reasonably be expected to result in a Parent Material Adverse Effect.

(d) Tax Opinion Relating to REIT Status. The Company shall have received an opinion from Willkie Farr & Gallagher LLP, dated as of the Closing Date, in the form of Exhibit G hereto, to the effect that, for its taxable year ended December 31, 2004, Parent qualified as a REIT under the Code, and Parent’s proposed method of operation will enable Parent to continue to meet the requirements for qualification as a REIT under the Code.

(e) OP Agreements; Registration Rights Agreement; Class D Amendment. Each of the OP Agreements, the Registration Rights Agreement and the Class D Amendment shall be in full force and effect with respect to Parent and Parent OP, as applicable.

ARTICLE VIII.

EMPLOYEE BENEFITS AND POST-CLOSING COVENANTS

Section 8.1. Employee Plans and Other Employee Arrangements. After the Effective Time, all Persons employed by the Company shall, at the option of Parent, either continue to be eligible to participate in the Employee Plans then maintained by the Company or be eligible to participate in the same manner as other similarly situated employees of Parent in any “employee benefit plan,” as defined in Section 3(3) of ERISA, sponsored or maintained by Parent for similarly situated employees after the Effective Time. With respect to each such employee benefit plan, service with the Company shall be included only for purposes of determining eligibility to participate, vesting and, other than under any defined benefit pension plan, accrual and entitlement to benefits. With respect to medical benefits provided by Parent or any Parent Subsidiary on and after the Closing Date, coverage that would otherwise be denied due to a preexisting illness or evidence of insurability shall be provided by Parent to those Persons who had such coverage under a plan sponsored by the Company before the Closing Date, and in the plan year including the Effective Time, to the extent permitted by Parent’s insurance carriers or required by applicable Legal Requirements, credit shall be given to any such Person for any co-payments, deductibles or out of pocket expenses paid or incurred by such Person under such a plan during the portion of the relevant plan year preceding the Effective Time. Nothing contained in this Section 8.1 shall be deemed to obligate Parent, the Company or their respective Subsidiaries to continue the employment or benefits with respect to any Person employed by the Company as of the Effective Time or for any period of time thereafter. Nothing herein shall limit the ability of Parent to amend or terminate any employee benefit plan sponsored or maintained by Parent at any time hereafter, or the ability of the Company after the Effective Time to amend or terminate any Employee Plan. Parent shall pay, or shall cause the Surviving Entity to assume and pay, at the Effective Time, all severance obligations of the Company as set forth in Section 3.14(b) of the Company Disclosure Letter.

Section 8.2. Indemnification of Company Officers and Trustees.

(a) From and after the Effective Time, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, provide exculpation and indemnification for each person who is now or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer, director or trustee of the Company or any Company Subsidiary (the “Indemnified Parties”) which is the same as the exculpation and indemnification provided to the Indemnified Parties by the Company (including advancement of expenses, if so provided) in the Company Organizational Documents and the “Indemnification Agreements” (as defined in and attached as Section 3.18(e) of the Company Disclosure Letter), as in effect at the close of business on the date hereof, which exculpation and indemnification shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of individuals who were, at any time prior to the Effective Time, directors, trustees, officers or employees of the Company; provided, that such exculpation and indemnification covers actions on or prior to the Effective Time, including all transactions contemplated by this Agreement.

(b) The Surviving Entity shall obtain and maintain in effect at the Effective Time and continuing until the sixth anniversary thereof “run-off” directors and officers liability insurance with a coverage amount and other terms and conditions comparable to the Company’s current trustees and officers liability insurance policy covering the directors and officers of the Company with respect to their service as such prior to the Effective Time (but without any exclusion for liabilities under federal and state securities laws); provided, however, that in no event shall the Surviving Entity be required to expend more than $450,000 in the aggregate to obtain and maintain insurance coverage pursuant hereto for such six-year period, in which case the Surviving Entity shall obtain and maintain insurance coverage on comparable terms that provides the maximum coverage that is then available for such six-year period for $450,000 in the aggregate.

(c) The provisions of this Section 8.2 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her personal representatives and shall be binding on all successors and assigns of Parent, the Surviving Entity and the Company. Parent agrees to pay all costs and expenses (including fees and expenses of counsel) that may be incurred by any Indemnified Party or his or her heirs or his or her personal representatives in successfully enforcing the indemnity or other obligations of Parent under this Section 8.2. The provisions of this Section 8.2 shall survive the Merger and are in addition to any other rights to which an Indemnified Party may be entitled.

(d) In the event that Parent, the Surviving Entity or any of their respective successors or assigns transfers all or substantially all of its properties and assets to any Person, then the transferee shall assume the obligations set forth in this Section 8.2, which obligations are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party covered hereby.

Section 8.3. Further Assurances. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, or to vest, perfect or confirm of record or otherwise establish in the Surviving Entity full right, title and interest in, to or under any of the assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Surviving Entity are fully authorized in the name and on behalf of each of the Constituent Entities or otherwise to take all such lawful and reasonably necessary or desirable action.

ARTICLE IX.

TERMINATION AND FEES

Section 9.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Shareholder Approval:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, if any Governmental Agency shall have issued an Order (which Order each party hereto shall use all reasonable efforts to have vacated or reversed), in each case permanently restraining, enjoining or otherwise prohibiting the Merger, and such Order shall have become final and non-appealable; provided that in such case the terminating party is not in material breach of its representations, warranties, covenants or agreements under this Agreement in any manner that shall have caused or resulted in the failure to consummate the Merger on or before such date;

(c) by either Parent or the Company, if the Company shareholders fail to approve the Merger at the Company Shareholders Meeting, including any adjournment thereof;

(d) after August 15, 2005, by either Parent or the Company if the Merger shall not have been consummated by such date for any reason (provided that either Parent or the Company may extend such date until September 15, 2005 if the S-4 Registration Statement shall have been declared effective by the SEC prior to August 15, 2005) (such date, as it may be extended, the “Termination Date”); provided that in such case the terminating party is not in material breach of its representations, warranties, covenants or agreements under this Agreement in any manner that shall have caused or resulted in the failure to consummate the Merger on or before such date;

(e) by Parent, if (i) the Board shall have withdrawn or materially modified its recommendation of this Agreement or the Merger in a manner adverse to Parent or its shareholders or shall have resolved to do so (an “Adverse Recommendation”), unless such action by the Board results from a Parent Material Adverse Effect (solely for purposes of determining whether a Termination Fee (as defined below) is owed under Section 9.3(c)(i), a “Parent Material Adverse Effect” shall also be deemed to occur (a “Deemed Parent Material Adverse Effect”) if (x) the price per share of Parent Common Stock has decreased more than 33% from the closing price per share of Parent Common Stock on the trading date immediately prior to the date hereof, in either case as reported on the NYSE Composite Transactions reporting system (as published in The Wall Street Journal or, if not published therein, in another authoritative source mutually selected by the Company and Parent), (y) the average price of the publicly-traded healthcare REITS set forth in the weekly sector scorecard of Stifel, Nicolaus & Company, Incorporated (excluding Parent) has not decreased more than 16.5% during the same period, and (z) such decrease in the price per share of Parent Common Stock results in the withdrawal by the Company Financial Adviser of its opinion described in Section 3.26); (ii) the Company shall fail to call or hold the Company Shareholders Meeting in accordance with Section 6.1; (iii) the Company shall have intentionally and materially breached any of its obligations under Section 6.6, (iv) the Board shall have approved or recommended an Acquisition Proposal made by any Person other than Parent or Merger Sub; or (v) the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal with any Person other than Parent or any of its Subsidiaries;

(f) by the Company, if prior to the approval of this Agreement at the Company Shareholders Meeting the Board shall have approved, and the Company shall concurrently enter into, a definitive agreement providing for the implementation of a Superior Acquisition Proposal, but only if (i) the Company is not then in breach of Section 6.6, and (ii) concurrently with such termination the Company shall have made payment of the full amounts required by Section 9.3;

(g) by Parent, if there shall have been a breach of any of the representations, warranties, covenants or agreements of the Company contained in this Agreement such that the conditions set forth in Sections 7.2(a) or (b) are incapable of being satisfied, which breach is not cured within thirty (30) days following written notice to the Company; or

(h) by the Company, if there shall have been a breach of any of the representations, warranties, covenants or agreements of Parent or Merger Sub contained in this Agreement such that the conditions set forth in Sections 7.3(a) or (b) are incapable of being satisfied, which breach is not cured within thirty (30) days following written notice to Parent.

Section 9.2. Effect of Termination. In the event of termination of this Agreement by either Parent or the Company, as provided in Section 9.1, this Agreement shall forthwith become void and of no further force and effect without any liability or obligation on the part of Parent, Merger Sub or the Company, except as provided in Section 5.3(c), Sections 9.2, 9.3, 10.2, 10.3, 10.4, and 10.6 through 10.13, which provisions shall survive the termination; provided, however, that nothing herein shall relieve any party from any liability for any breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 9.3. Fees and Expenses.

(a) Except as provided in paragraphs (b), (c) and (d) below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses (including broker’s or finder’s fees and the expenses of its representatives).

(b) If any of the conditions set forth in paragraph (c) below are satisfied, then the Company shall, subject to and in accordance with such paragraph, pay to Parent, by wire transfer of immediately available funds to an account specified by Parent, the Termination Fee (as defined below) and the Parent Expense Reimbursement (as defined below).

(c) The Company shall pay the Termination Fee and the Parent Expense Reimbursement (or the portion thereof described below) to Parent (provided that the Company was not entitled to terminate this Agreement pursuant to Section 9.1(h)) as follows:

(i) if Parent terminates this Agreement pursuant to the provisions of Section 9.1(e) (unless a Deemed Parent Material Adverse Effect shall have occurred) or if the Company terminates this Agreement pursuant to the provisions of Section 9.1(f) or if either party terminates this Agreement at a time when Parent had the right to terminate pursuant to Section 9.1(e), the Company shall pay to Parent the Termination Fee and the Parent Expense Reimbursement, which payment shall be made concurrent with any such termination by the Company and on the same day as any such termination by Parent; or

(ii) if an Acquisition Proposal is publicly disclosed, or otherwise becomes known to the Company’s shareholders, after the date hereof, and thereafter Parent or the Company terminates this Agreement pursuant to Section 9.1(c), and within twelve (12) months following such termination, the Company enters into a definitive agreement providing for, or consummates, an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal which had been received or publicly disclosed at the time of termination of this Agreement), the Company shall, concurrent with consummating such transaction, pay to Parent the Termination Fee and the Parent Expense Reimbursement; or

(iii) if an Acquisition Proposal is publicly disclosed, or otherwise becomes known to the Company’s shareholders, after the date hereof, and thereafter Parent or the Company terminates this Agreement pursuant to Section 9.1(d) (but only if the Company is then in material breach of its representations, warranties, covenants or agreements under this Agreement in any manner that shall have caused or resulted in the failure to consummate the Merger on or before the Termination Date), and within twelve (12) months following such termination, the Company enters into a definitive agreement providing for, or consummates, an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal which had been received or publicly disclosed at the time of termination of this Agreement), the Company shall, concurrent with consummating such transaction, pay to Parent the Termination Fee and the Parent Expense Reimbursement.

(d) “Termination Fee” shall be an amount equal to the lesser of (i) $13,000,000 (the “Maximum Termination Fee”) and (ii) the sum of (A) the maximum amount that can be paid to Parent without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) and 856(c)(3) of the Code (“Qualifying Income”), as determined by independent accountants to Parent, and (B) in the event Parent receives a letter from outside counsel (the “Termination Fee Tax Opinion”) indicating that Parent’s receipt of the Maximum Termination Fee would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (the “REIT Requirements”) or that the receipt by Parent of the excess of the Maximum Termination Fee over the amount payable in clause (A) following the receipt of such opinion would not be deemed constructively received prior thereto, the Maximum Termination Fee less the amount payable under clause (A) above. In the event that Parent is not able to receive the Maximum Termination Fee, the Company shall place the unpaid amount in escrow and shall not release any portion thereof to Parent unless and until the Company receives, from time to time, any one or combination of the following: (i) a letter from Parent’s independent accountants indicating the maximum amount that can be paid at that time to Parent without causing Parent to fail to meet the REIT Requirements or (ii) a Termination Fee Tax Opinion indicating the maximum amount that can be paid at that time to as Qualifying Income, as gross income that is excluded under the REIT Requirements or as amounts not constructively received prior to such time, in either of which events the Company shall pay to Parent the lesser of the unpaid Maximum Termination Fee or the maximum amount stated in the letter referred to in (i) above or the opinion referred to in (ii) above.

(e) The “Parent Expense Reimbursement” shall be an amount equal to the lesser of (i) Parent’s reasonable and documented out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby (including all attorneys’, accountants’, consultants’ and investment bankers’ fees and expenses and all financing and commitment fees), not to exceed $5,000,000, and (ii) the sum of (A) the maximum amount that can be paid to Parent without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income, as determined by independent accountants to Parent, and (B) in the event Parent receives a Termination Fee Tax Opinion indicating that Parent’s receipt of the Parent Expense Reimbursement would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements or that receipt by Parent of the excess of the Parent Expense Reimbursement over the amount payable under clause (A) following the receipt of such opinion would not be deemed constructively received prior thereto, the Parent Expense Reimbursement less the amount payable under clause (A) above. In the event that Parent is not able to receive the full Parent Expense Reimbursement, the Company shall pay Parent the unpaid amount within two (2) Business Days after receipt, from time to time, of any one or combination of the following: (i) a letter from Parent’s independent accountants indicating the maximum amount that can be paid at that time to Parent without causing Parent to fail to meet the REIT Requirements or (ii) a Termination Fee Tax Opinion indicating the maximum amount that can be paid at that time to Parent as Qualifying Income, as gross income that is excluded under the REIT Requirements or as amounts not constructively received prior to such time, in either of which events the Company shall pay to Parent the lesser of the unpaid Parent Expense Reimbursement or the maximum amount stated in the letter referred to in (i) above or the opinion referred to in (ii) above.

(f) The payment of the Termination Fee and the Parent Expense Reimbursement shall be compensation and liquidated damages for the loss suffered by Parent as a result of the failure of the Merger to be consummated and to avoid the difficulty of determining damages under the circumstances, and does not constitute a penalty. The Termination Fee or the Parent Expense Reimbursement shall not be deemed to constitute the measure of damages suffered by Parent in any instance in which the payment of the Termination Fee or Parent Expense Reimbursement is not provided for under the terms of this Agreement. Subject to Section 10.9 and excluding damages arising out of any breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement, neither party shall have any other liability to the other after the payment thereof.

(g) The Company’s obligation to pay any unpaid portion of the Termination Fee or the Parent Expense Reimbursement shall terminate three (3) years from the date of this Agreement, provided the Company’s obligation to pay any amounts under this Section 9.3 shall have accrued within the applicable time period set forth in this Section 9.3.

ARTICLE X.

GENERAL PROVISIONS

Section 10.1. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement confirming the representations and warranties in this Agreement shall survive (i) the Effective Time or (ii) except as expressly provided in Section 9.2, the termination of this Agreement in accordance with Section 9.1. This Section 10.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 10.2. Amendment. This Agreement may be amended by the parties hereto, by or pursuant to action taken by their respective boards of directors or trustees, as applicable, at any time before or after the Company Shareholder Approval, but, after the Company Shareholder Approval, no amendment shall be made which reduces the Merger Consideration or the OP Consideration, or which under applicable Legal Requirements requires the approval of the Company’s shareholders without first obtaining such approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 10.3. Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered personally to the recipient, (b) one (1) Business Day after the date when sent to the recipient by reputable express courier service (charges prepaid) for overnight delivery to the recipient, (c) when sent to the recipient by telecopy (receipt electronically confirmed by sender’s telecopy machine) if during normal business hours of the recipient, otherwise on the next Business Day, or (d) seven (7) Business Days after the date when mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications shall be sent to the Company and to Parent and Merger Sub at the addresses indicated below:

If to the Company:	Provident Senior Living Trust
600 College Road East
Suite 3400
Princeton, New Jersey 08540
Facsimile: (609) 720-0826
Attention: Saul A. Behar

With a copy to:	Sidley Austin Brown & Wood LLP
(which shall not	787 Seventh Avenue
constitute notice)	New York, New York 10019
Facsimile: (212) 839-5599
Attention: Scott M. Freeman

If to Parent or Merger Sub:	Ventas, Inc.
10350 Ormsby Park Place
Suite 300
Louisville, Kentucky 40223
Facsimile: (502) 357-9050
Attention: T. Richard Riney

With a copy to:	Willkie Farr & Gallagher LLP
(which shall not	787 Seventh Avenue
constitute notice)	New York, New York 10019
Facsimile: (212) 728-9239
Attention: Thomas M. Cerabino

or to such other address as either party hereto may, from time to time, designate in writing delivered pursuant to the terms of this Section.

Section 10.4. Assignment and Parties in Interest.

(a) Neither this Agreement nor any of the rights, duties, or obligations of any party hereunder may be assigned or delegated (by operation of law or otherwise) by either party hereto except with the prior written consent of the other party hereto.

(b) Except for the Indemnified Parties, who following the Effective Time are express third party beneficiaries of Section 8.2, this Agreement shall not confer any rights or remedies upon any person or entity other than the parties hereto and their respective permitted successors and assigns.

Section 10.5. Announcements. All press releases or other written public statements with respect to the transactions contemplated by this Agreement on or prior to the Closing Date shall be approved by both Parent and the Company, after consultation with each other, prior to the issuance thereof; provided that either party may make any public disclosure it believes in good faith is required by Legal Requirement or rule of any stock exchange on which its securities are traded (in which case the disclosing party shall use all reasonable efforts to advise the other party prior to making such disclosure and to provide the other party a reasonable opportunity to review the proposed disclosure).

Section 10.6. Entire Agreement. This Agreement (including the Exhibits and the Company Disclosure Letter attached hereto) and the confidentiality provisions of the Confidentiality Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof, supersede and are in full substitution for any and all prior agreements and understandings among them relating to such subject matter, and no party shall be liable or bound to the other party hereto in any manner with respect to such subject matter by any warranties, representations, indemnities, covenants, or agreements except as specifically set forth herein or in accordance with the Confidentiality Agreement. The Exhibits and the Company Disclosure Letter to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.

Section 10.7. Descriptive Headings. The descriptive headings of the several sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 10.8. Counterparts. For the convenience of the parties, any number of counterparts of this Agreement may be executed by any one or more parties hereto, and each such executed counterpart shall be, and shall be deemed to be, an original, but all of which shall constitute, and shall be deemed to constitute, in the aggregate but one and the same instrument.

Section 10.9. Governing Law; Venue.

(a) Except to the extent the Merger is governed by Entity Law, this Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and performed therein.

(b) Any proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties only in the courts of the State of New York, County of New York, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein.

(c) Process in any proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

(d) Each party to this Agreement waives, to the fullest extent permitted by applicable Legal Requirements, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement.

(e) In the event that any party is required to commence litigation against another party in connection with any breach or alleged breach of this Agreement by such other party or, in the case of Parent, to seek all or a portion of the amounts payable under

Section 9.3, then the prevailing party shall be entitled to receive all expenses (including attorneys’ fees) which it has incurred in enforcing its rights hereunder and if Parent is the prevailing party, to all amounts that it is otherwise entitled to receive under Section 9.3.

Section 10.10. Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of construction shall be applied against any party. Any references to any Legal Requirement shall also refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Unless otherwise specifically stated: (a) a term has the meaning assigned to it by this Agreement; (b) “including” means “including but not limited to”; (c) “or” is disjunctive but not exclusive; (d) words in the singular include the plural, and in the plural include the singular; (e) provisions apply to successive events and transactions; (f) “$” means the currency of the United States of America; (g) “written” or “writing” includes “e-mail” and other similar forms of electronic communication; and (h) “Knowledge” of any Person means the actual knowledge of the executive officers of such Person.

Section 10.11. Severability. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by Legal Requirements, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

Section 10.12. Guarantee. Parent hereby guarantees the performance of each of the obligations (financial or otherwise) of Merger Sub under this Agreement, including any obligation which by its terms contemplates performance after the Effective Time.

Section 10.13. Specific Performance. Without limiting or waiving in any respect any rights or remedies of any of the parties hereto under this Agreement now or hereinafter existing at law or in equity or by statute, each of the parties hereto shall be entitled to seek specific performance of the obligations to be performed by the other in accordance with the provisions of this Agreement.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

PROVIDENT SENIOR LIVING TRUST

By:	/s/ Darryl W. Copeland, Jr.
Name:	Darryl W. Copeland, Jr.
Title:	CEO and President

VENTAS, INC.

By:	/s/ T. Richard Riney
Name:	T. Richard Riney
Title:	Executive Vice President and General Counsel

VTRP MERGER SUB, LLC

By:	/s/ T. Richard Riney
Name:	T. Richard Riney
Title:	Executive Vice President and General Counsel